AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04036433

2 August 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2004 AUG 23 A 11:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 29 July 2004, Re: Notice of Extraordinary General Meeting; and

b) Circular to Shareholders dated 30 July 2004 in relation to the Proposed disposal of up to 20,002,700 ordinary shares of RM1.00 each fully paid in Boustead Properties Berhad (formerly known as SCB Developments Berhad) for cash, representing approximately 11% of the current issued and paid-up share capital of Boustead Properties Berhad through the open market or placements.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

Dlw 8/23

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 29/07/2004 05:15:32 PM
Reference No AA-040729-2D1E3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :
Notice of Extraordinary General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 16 August 2004 at 9.30 a.m., for the purpose of considering, and if thought fit, passing the following resolution as an Ordinary Resolution:

PROPOSED DISPOSAL OF UP TO 20,002,700 ORDINARY SHARES OF RM1.00 EACH FULLY PAID IN BOUSTEAD PROPERTIES BERHAD (FORMERLY KNOWN AS SCB DEVELOPMENTS BERHAD) FOR CASH, REPRESENTING APPROXIMATELY 11% OF THE CURRENT ISSUED AND PAID-UP SHARE CAPITAL OF BOUSTEAD PROPERTIES BERHAD THROUGH THE OPEN MARKET OR PLACEMENTS

"THAT approval be and is hereby given for Amsteel Corporation Berhad ("Amsteel") to dispose of up to 20,002,700 ordinary shares of RM1.00 each fully paid in Boustead Properties Berhad *(formerly known as SCB Developments Berhad)*("Boustead Properties") ("Boustead Properties Shares") (inclusive where applicable of (i) any new shares in Boustead Properties arising from an alteration of the existing par value of the Subject Shares pursuant to any consolidation, subdivision or conversion of the Subject Shares, (ii) any additional new shares in Boustead Properties arising from an issue by Boustead Properties to its shareholders credited as fully paid by way of capitalisation of profits or reserves, attributable to the Subject Shares, (iii) any capital distribution by Boustead Properties to its shareholders, attributable to the Subject Shares, and/or (iv) any entitlements to any issue of shares or securities by Boustead Properties, attributable to the Subject Shares) at price(s) which shall not be more than 10% discount to the 5-day weighted average market prices of the Boustead Properties Shares preceding the relevant date(s) of the disposal(s) through the open market or placement(s) ("Share Disposal Mandate") AND THAT authority be and is hereby given to the Directors of the Company to do all such acts and things as they may consider expedient or necessary or in the interest of the Company to give effect to the Share Disposal Mandate and that such authority shall continue to be in force from the date this resolution is passed until 31 December 2009."

AMSTEEL CORPORATION BERHAD (20667-M)

2 9 JUL 2004

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries
Kuala Lumpur
30 July 2004

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly aithorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

29 [illegible] 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in **Amsteel Corporation Berhad**, you should immediately send this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)* takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

AMSTEEL CORPORATION BERHAD (20667 - M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

Proposed disposal of up to 20,002,700 ordinary shares of RM1.00 each fully paid in Boustead Properties Berhad *(formerly known as SCB Developments Berhad)* for cash, representing approximately 11% of the current issued and paid-up share capital of Boustead Properties Berhad through the open market or placements

Managed by

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No: 19663-P)

Notice of the Extraordinary General Meeting of Amsteel Corporation Berhad to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 16 August 2004 at 9.30 a.m., is set out in this Circular. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy shall be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Circular:

Amsteel/Company	:	Amsteel Corporation Berhad
Amsteel Group/the Group	:	Amsteel and its subsidiary and associated companies
Boustead Hotels & Resorts	:	Boustead Hotels & Resorts Sdn Bhd *(formerly known as Optima Jaya Sdn Bhd)*
Boustead Properties	:	Boustead Properties Berhad *(formerly known as SCB Developments Berhad)*
Boustead Properties Share(s)	:	Ordinary share(s) of RM1.00 each fully paid in Boustead Properties
Bursa Securities	:	Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)*
Disposal of Boustead Hotels & Resorts	:	The disposal by Amsteel of its 100% equity interest in Boustead Hotels & Resorts to Boustead Properties which was completed on 27 February 2003
EGM	:	Extraordinary general meeting
EPS	:	Earnings per share
FYE	:	Financial year ending/ended
HK$	:	Hong Kong Dollar
Itochu	:	Itochu Corporation
Itochu Group	:	PASB, Takenaka and Itochu collectively
Listing Requirements	:	Listing Requirements of Bursa Securities
Novotel Century Kuala Lumpur Hotel	:	The hotel located at No. 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur
NTA	:	Net tangible assets
PASB	:	Pancaran Abadi Sdn Bhd
Proposed Disposal of Subject Shares	:	Proposed disposal by Amsteel of up to 20,002,700 Boustead Properties Shares for cash, representing approximately 11% of the current issued and paid-up share capital of Boustead Properties, through the open market or placements
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
RM and sen	:	Ringgit Malaysia and sen respectively
SC	:	Securities Commission
SC's Guidelines	:	Policies and Guidelines on Issue/Offer of Securities issued by the SC
SGD	:	Singapore Dollar
Share Disposal Mandate	:	Amsteel's shareholders' approval to be sought in relation to the Proposed Disposal of Subject Shares
Subject Circular	:	Circular to the shareholders of Amsteel dated 12 July 2002 in relation to the Disposal of Boustead Hotels & Resorts

Subject Shares	:	Up to 20,002,700 Boustead Properties Shares (inclusive where applicable of (i) any new shares in Boustead Properties arising from an alteration of the existing par value of the Subject Shares pursuant to any consolidation, subdivision or conversion of the Subject Shares, (ii) any additional new shares in Boustead Properties arising from an issue by Boustead Properties to its shareholders credited as fully paid by way of capitalisation of profits or reserves, attributable to the Subject Shares, (iii) any capital distribution by Boustead Properties to its shareholders, attributable to the Subject Shares, and/or (iv) any entitlements to any issue of shares or securities by Boustead Properties, attributable to the Subject Shares), representing approximately 11% of the current issued and paid-up share capital of Boustead Properties, presently held by Amsteel
Takenaka	:	Takenaka (Malaysia) Sdn Bhd
USD	:	United States Dollar

[The rest of this page has been intentionally left blank]

CONTENTS

Letter to the shareholders of Amsteel on the Proposed Disposal of Subject Shares: Page

APPENDICES

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

30 July 2004

Board of Directors:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Chairman)*
Pee Kang Seng @ Lim Kang Seng *(Managing Director)*
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of Amsteel

Dear Sir/Madam

Proposed disposal of up to 20,002,700 Boustead Properties Shares for cash, representing approximately 11% of the current issued and paid-up share capital of Boustead Properties through the open market or placements

1.0 INTRODUCTION

On 5 March 2004, the Board of Directors of Amsteel announced that the Company proposes to dispose of up to 20,608,200 Boustead Properties Shares, representing approximately 12% of the current issued and paid-up share capital of Boustead Properties through the open market or placements.

The aggregate consideration(s) for the Proposed Disposal of Subject Shares over a 12 months' period may be equal to or exceed 25% of the relevant percentage ratios as set out in Paragraph 10.02(h) of the Listing Requirements. Pursuant to Paragraph 10.06 of the Listing Requirements, Amsteel is required to seek the prior approval of its shareholders in relation to the Proposed Disposal of Subject Shares.

The purpose of this Circular is to provide you with detailed information on the Proposed Disposal of Subject Shares, to set out your Board's recommendation thereon and to seek your approval for the ordinary resolution relating to the Proposed Disposal of Subject Shares as set out in the Notice of EGM attached to this Circular.

Shareholders are advised to read this letter carefully before voting on the ordinary resolution pertaining to the Proposed Disposal of Subject Shares.

2.0 DETAILS OF THE PROPOSED DISPOSAL OF SUBJECT SHARES

Amsteel completed the Disposal of Boustead Hotels & Resorts on 27 February 2003 whereby part of the consideration of the Disposal of Boustead Hotels & Resorts involved the issuance by Boustead Properties of 23,111,000 new Boustead Properties Shares representing approximately 15% of the then enlarged issued and paid-up share capital of Boustead Properties to Amsteel. Shareholders are advised to refer to the Subject Circular for further information on the Disposal of Boustead Hotels & Resorts.

Upon completion of the Disposal of Boustead Hotels & Resorts, Amsteel held 23,111,000 Boustead Properties Shares. Subsequently, Amsteel had on 5 December 2003 announced that it has between 1 July 2003 and 4 December 2003 disposed of 1,787,900 Boustead Properties Shares at an average price of RM4.26 per Boustead Properties Share representing 1.01% of the then issued and paid-up share capital of Boustead Properties. Thereafter, up to 27 July 2004, Amsteel had disposed of a further 1,320,400 Boustead Properties Shares at an average price of RM4.74 per Boustead Properties Share.

The said disposals were direct business transactions through stockbrokers and were disposed of free from all liens, pledges, charges and other encumbrances. The aggregate gross sale proceeds arising from the said disposals of approximately RM13.88 million were earmarked for repayment of the amounts owing to the Itochu Group for the construction of the Novotel Century Kuala Lumpur Hotel.

Subsequent to the said disposals, Amsteel now proposes to dispose of the remaining Boustead Properties Shares of up to 20,002,700 Boustead Properties Shares representing approximately 11% of the current issued and paid-up share capital of Boustead Properties through the open market or placements. The management of Amsteel has not identified any specific buyer for the Proposed Disposal of Subject Shares at this juncture.

The Proposed Disposal of Subject Shares shall be at prices which shall not be more than 10% discount to the 5-day weighted average market prices of the Boustead Properties Shares preceding the relevant dates of the disposals.

Whilst the minimum disposal price(s) of the Boustead Properties Shares shall be determined by reference to a discount of up to 10% to the 5-day weighted average market prices of the Boustead Properties Shares preceding the relevant date(s) of the disposal(s) and not a minimum disposal price, your Directors will endeavour to, *inter alia*, secure the best price possible for the Boustead Properties Shares after taking into consideration the prevailing equity market conditions and sentiments.

The original cost and date of investment of the Subject Shares are RM4.50 per Boustead Properties Share and 27 February 2003 respectively.

The Subject Shares are proposed to be disposed of free from all liens, pledges, charges and other encumbrances and with all rights attaching thereto including, without limitation, all rights, bonuses and dividends where the "Record Date" is after the relevant effective date(s) of the disposal(s). "Record Date" means the date as at the close of business on which shareholders must be registered in the Record of Depositors with Bursa Malaysia Depository Sdn Bhd in order to participate in any dividends, rights, allotments or other distributions.

Amsteel will cease to hold any Boustead Properties Shares upon the completion of the Proposed Disposal of Subject Shares.

3.0 INFORMATION ON BOUSTEAD PROPERTIES (as extracted from the Annual Report 2003 of Boustead Properties and other public sources)

Boustead Properties was incorporated in Malaysia on 16 February 1911 as a public company under the name of Selangor Coconuts Berhad. Subsequently, the Company was listed on the Main Board of Bursa Securities on 1 August 1973 and changed its name to SCB Developments Berhad on 6 July 1995. Boustead Properties assumed its present name on 12 April 2004.

As at 15 July 2004, Boustead Properties' authorised share capital was RM500,000,000 comprising 500,000,000 ordinary shares of RM1.00 each whilst its issued and paid-up share capital was RM176,346,464 comprising 176,346,464 ordinary shares of RM1.00 each.

Boustead Properties recorded an audited consolidated profit after tax and minority interest of RM87.23 million for the FYE 31 December 2003 (which translates to a net EPS of 50.52 sen) and audited consolidated NTA per share of RM4.78 as at 31 December 2003.

The principal activities of Boustead Properties and its subsidiaries are property development, property investment, ownership and management of a hotel, construction of district cooling plant and supply of water for cooling and cultivation of oil palm. The principal activities of its associate are development and management of an entertainment complex.

Further information on Boustead Properties is set out in Appendix I of this Circular.

4.0 RATIONALE FOR THE PROPOSED DISPOSAL OF SUBJECT SHARES

As stated in Section 4 of the Subject Circular, the Disposal of Boustead Hotels & Resorts had enabled the Amsteel Group to convert its investment in the Novotel Century Kuala Lumpur Hotel into a combination of cash and a more liquid security in the form of Boustead Properties Shares. However, it is not Amsteel's intention to hold the Boustead Properties Shares on a long-term basis. As stated in the Subject Circular, your Directors proposed to divest the Boustead Properties Shares at the appropriate time and price to raise funds to settle the amounts owing to the Itochu Group for the construction of the Novotel Century Kuala Lumpur Hotel. Amsteel does not have board or management representation in Boustead Properties.

As such, in view of the improving equity market conditions, your Directors are of the view that the Share Disposal Mandate will enable Amsteel to effect the disposal of the Boustead Properties Shares at the opportune time, and eliminate the need to convene separate general meetings whenever applicable to seek shareholders' approval for Amsteel to dispose of the Subject Shares. This would substantially reduce the expenses incurred for the convening of general meetings, and allow manpower resources and time to be channelled towards attaining the Amsteel Group's other corporate objectives.

The final completion date of the Proposed Disposal of Subject Shares will depend on the actual market prices of the Boustead Properties Shares. In deciding the timing of the sale of the Subject Shares, your Directors will consider equity market conditions and sentiments with the objective of securing the best price(s) possible for the Subject Shares as well as the repayment schedule agreed with the Itochu Group where final repayment is due in 2009, and therefore final completion of the Proposed Disposal of Subject Shares is expected to be no later than 2009. In this regard, Amsteel would make the appropriate announcement(s) to inform its shareholders as and when any of the Subject Shares are disposed of.

For illustrative purposes only, based on the 5-day weighted average share market prices of the Boustead Properties Shares up to 27 July 2004 (being the latest practicable date prior to the printing of this Circular) of RM4.58 per Boustead Properties Share, the Proposed Disposal of Subject Shares would provide the Amsteel Group with a potential gain of approximately RM1.60 million or a potential cashflow of approximately RM91.61 million which shall be utilised entirely for the repayment of the amounts owing to the Itochu Group for the construction of the Novotel Century Kuala Lumpur Hotel. The said repayment of Amsteel's debt to Itochu Group, which currently carry an average interest rate of approximately 7% per annum, would result in an interest saving of approximately RM6 million per annum.

In the event the aggregate of the total sale proceeds of the Subject Shares exceed the amount due to the Itochu Group, the excess proceeds are proposed to be utilised either for Amsteel's working capital or for the repayment of Amsteel Group's borrowings. If required, Amsteel would then seek the SC's approval for the utilisation of the excess proceeds either for Amsteel's working capital or for the repayment of Amsteel Group's borrowings. As there is no certainty as to the quantum of excess proceeds, Amsteel is not in a position to determine the portion/breakdown of the excess proceed to be applied to either Amsteel's working capital or repayment of Amsteel's borrowings. However, where there is a shortfall or where the Proposed Disposal of Subject Shares could not be completed for any reason, Amsteel shall nonetheless remain liable to pay the amount owing to the Itochu Group and your Directors would at that point in time consider other alternatives available to meet the obligations which are in the best interest of the Amsteel Group.

As at 30 June 2004, the amount owing by Amsteel to the Itochu Group is approximately RM100.4 million.

5.0 FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL OF SUBJECT SHARES

5.1 Share Capital and Major Shareholders

The Proposed Disposal of Subject Shares will not have any effect on the share capital and shareholding of Amsteel's major shareholders.

5.2 Earnings and NTA

The actual financial impact of the Proposed Disposal of Subject Shares on the earnings and NTA of Amsteel will depend on the actual selling price of the Subject Shares, the quantum of the Subject Shares to be disposed of and the timing of the disposal of Subject Shares.

6.0 CONDITION TO THE PROPOSED DISPOSAL OF SUBJECT SHARES

The Proposed Disposal of Subject Shares is subject to the approval of the shareholders of Amsteel at the forthcoming EGM.

Paragraph 12.02 of the SC's Guidelines specifies that any proposals, which result in significant changes in the business direction of a listed company, shall be subject to the prior approval of the SC. Further Paragraph 12.11 of the SC's Guidelines stipulates that any such disposal of assets resulting in a significant change in business direction must be done on terms and conditions which are fair to the divesting listed company and the proceeds from the said disposal must be used for the benefit of the company.

Paragraph 12.05 of the SC's Guidelines defines "a significant change in business direction" as a situation where the listed company acquires new assets or disposes of existing assets such that, *inter alia*, the percentage ratio is 100% or more based on the computations in any of the ratios described in Paragraph 12.04 of the SC's Guidelines.

The SC had on 20 April 2004 granted a waiver to Amsteel from the requirement to obtain the SC's prior approval in relation to the Proposed Disposal of Subject Shares on the basis that the Proposed Disposal of Subject Shares will not change the business direction of Amsteel. There are no conditions attached to the said waiver from the SC.

7.0 DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors and major shareholders of Amsteel and persons connected with them has any interest, direct or indirect, in the Proposed Disposal of Subject Shares, as the Subject Shares are not intended to be disposed of and/or placed to any of the aforesaid parties.

8.0 DIRECTORS' RECOMMENDATION

Your Directors are of the opinion that the Proposed Disposal of Subject Shares is in the best interests of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution for the Share Disposal Mandate to be tabled at the forthcoming EGM.

9.0 EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 16 August 2004 at 9.30 a.m.

If you are unable to attend and vote in person at the EGM, you should complete and return the enclosed Form of Proxy in accordance with the instructions therein as soon as possible and in any event so as to arrive at the Registered Office of Amsteel at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than 48 hours before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person should you subsequently wish to do so.

10.0 FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of
AMSTEEL CORPORATION BERHAD

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

1. HISTORY AND BUSINESS

Boustead Properties was incorporated in Malaysia on 16 February 1911 as a public company under the name of Selangor Coconuts Berhad. Subsequently, the Company was listed on the Main Board of Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)* on 1 August 1973 and changed its name to SCB Developments Berhad on 6 July 1995. Boustead Properties assumed its present name on 12 April 2004.

The principal activities of Boustead Properties and its subsidiaries are property development, property investment, ownership and management of a hotel, construction of district cooling plant and supply of water for cooling and cultivation of oil palm. The principal activities of its associate are development and management of an entertainment complex.

The property development and plantation division of the Boustead Properties Group contributes approximately RM202.8 million (Property development: RM162.4 million and Plantation: RM40.4 million) which represented approximately 85.3% of the total revenue of the Boustead Properties Group of RM237.8 million for the FYE 31 December 2003.

Some of the Boustead Properties Group's on-going property development projects are:-

- Mutiara Damansara in Selangor
- Mutiara Rini in Johor

The Boustead Properties Group's 7 estates, with a total landbank of 7,146 hectares produced a total 143,000 tons of fresh fruit bunch ("FFB") crop in the FYE 31 December 2003. The following are some statistics on the Boustead Properties Group's plantation division for the past 5 financial years:-

For the year ended 31 December	2003	2002	2001	2000	1999
Oil Palm					
FFB Crop (metric tonne (MT))					
- Boustead Properties' own	142,629	110,639	118,250	117,283	114,560
- External	-	-	-	54,650	65,868
	142,629	110,639	118,250	171,933	180,428
Palm Products	-	-	-	26,953	32,945
Yield per mature hectare (%)	25.0	20.7	23.0	22.0	21.1

The Boustead Properties Group's property portfolio as at 31 December 2003 are as follows:-

Location	Hectares	Description	Tenure	Age of Buildings Years	Book Value RM Million
Batu Pekaka Estate Kuala Ketil, Kedah	688	Agricultural Land	Freehold	-	12.3
Bukit Mertajam Estate Kulim, Kedah	2,166	Agricultural Land	Freehold	-	31.6
Malaya Estate, Selama Perak	923	Agricultural Land	Freehold	-	14.7
Bekoh Estate, Paloh Johor	1,227	Agricultural Land	Freehold	-	22.9

Location	Hectares	Description	Tenure	Age of Buildings Years	Book Value RM Million
Chamek Estate, Paloh, Johor	835	Agricultural Land	Freehold	-	15.0
Kulai Young Estate (Main Division), Kulai, Johor	1,022	Agricultural Land	Freehold	-	18.2
Mutiara Rini, Kulai, Johor	461.8	Development Land	1912-2911	-	12.9
Luboh Anak Batu Estate, Kuala Ketil, Kedah	285	Agricultural Land	Freehold	-	6.3
71, Jalan Raja Chulan, Kuala Lumpur	0.11	Office Complex	Freehold	20	21.0
69, Jalan Raja Chulan, Kuala Lumpur	0.43	Office Complex	Freehold	18	128.0
80, Jalan Raja Chulan, Kuala Lumpur	0.34	Office Complex	Freehold	5	108.0
16, Jalan Bukit Tunku, Kuala Lumpur	0.34	Residential Bungalow	Freehold	49	1.8
24, Persiaran Bukit Tunku, Kuala Lumpur	0.28	Residential Bungalow	Freehold	42	1.7
7, Pinggiran Tunku, Kuala Lumpur	0.35	Residential Bungalow	Freehold	46	2.1
39, Lorong Titiwangsa 8, Kuala Lumpur	0.34	Residential Bungalow	Freehold	72	1.6
11, Jalan Ragum, Shah Alam, Selangor	1.21	Industrial Land and Building	1987-2086	16	5.9
Lot 723 and 724 Section 8, Petaling Jaya	0.17	Industrial Land and Building	1970-2069	18	3.8
Lot 1970 and 1971, Jalan Piasau, Miri	0.16	Industrial Land and Building	1987-2042	16	0.5
21, Jalan Padu, Tampoi Industrial Estate, Johor	0.61	Industrial Land and Building	1975-2035	28	1.7
Lot 90, Semambu Industrial Estate, Pahang	0.41	Industrial Land and Building	1975-2041	4	2.6
Lot 22 and 25, Sector 1, Bandar Indera Mahkota, Kuantan, Pahang	0.59	Industrial Land and Building	1996-2062	4	4.1

Location	Hectares	Description	Tenure	Age of Buildings Years	Book Value RM Million
Lot 9, Section 7 Phase 1A, Pulau Indah Industrial Park, West Port, Selangor	1.88	Industrial Land	1995-2094	-	2.8
P.T. 5915 Batu 4½ Jalan Genting Kelang, Kuala Lumpur	3.10	Development Land	1997-2096	-	14.3
Lot 1385, Bandar Selayang, District of Gombak	0.64	Industrial Land and Building	Freehold	4	4.7
Lot 70, Mutiara Damansara, Mukim Sungai Buluh, Selangor	57.16	Development Land	Freehold	-	104.2
Lot 26, Phase NUIA, Nilai Utama Enterprise Park	1.93	Industrial Land	Freehold	-	2.1
HSDN 144348 PT40037, Mutiara Damansara, Mukim Sungai Buluh, Selangor	5.66	Commercial Land and Building	Freehold	-	86.7
HSDN 183241 PT44582, Mutiara Damansara, Mukim Sungai Buluh, Selangor	0.61	Commercial Land	Freehold	-	3.8
Lot 923, Jalan Ampang, Kuala Lumpur	1.23	Residential Bungalow	Freehold	23	28.2
No.6, Jalan Girdle, Kuala Lumpur	0.32	Residential Bungalow	Freehold	40	5.3
Lot 15, Jalan Gudang, Shah Alam	0.4	Industrial Land and Building	1970-2069	8	3.5
17-21 Jalan Bukit Bintang, Kuala Lumpur	0.31	Hotel	Freehold	6	110

(Source: Extracted from Annual Report 2003 of Boustead Properties and the management of Boustead Properties)

2. SHARE CAPITAL

As 15 July 2004, the authorised share capital of Boustead Properties is RM500,000,000 comprising 500,000,000 ordinary shares of RM1.00 each, of which 176,346,464 ordinary shares of RM1.00 each have been issued and are fully paid-up.

The details of the changes in the issued and paid-up capital of Boustead Properties since its incorporation are as follows:-

Date of allotment	No. of shares allotted	Par value RM	Type of issue	Cumulative issued and paid-up share capital RM
Pre-1956				494,170
30.06.56	494,170	1.00	Bonus issue on the basis 1:1	988,340
14.11.58	494,170	1.00	Bonus issue on the basis 1:2	1,482,510
30.06.66 – 26.07.66	58,756	1.00	Issued pursuant to the acquisition of Basset Rubber Company Berhad at par	1,541,266
22.08.66	130,000	1.00	Issued pursuant to the acquisition of Sungai Kinta Sdn Bhd at an issue price of RM3.00 per share	1,671,266
31.08.67	476,375	1.00	Public issue at a price of RM2.20 per share	2,147,641
01.11.67	730,000	1.00	Issued pursuant to the acquisition of Bekoh Estate at an issue price of RM3.30 per share	2,877,641
29.12.67	2,877,641	1.00	Bonus issue on the basis 1:1	5,755,282
09.04.74	10,751,330	1.00	Issued pursuant to the acquisition of Bukit Mertajam Rubber Co Ltd at an issue price of RM3.00 per share	16,506,612
27.12.74	16,506,612	1.00	Bonus issue on the basis 1:1	33,013,224
31.03.79	22,008,816	1.00	Bonus issue on the basis 2:3	55,022,040
17.08.81	2,000,000	1.00	Issued pursuant to the acquisition of Kedah Oil Palms Berhad at an issue price of RM3.00 per share	57,022,040
28.12.81	1,501,500	1.00	Issued pursuant to the acquisition of Luboh Anak Batu Estates Sdn Bhd at an issue price of RM3.33 per share	58,523,540
22.06.93	80,769,616	1.00	Issued pursuant to the acquisition of Weld Court Realty Sdn Bhd and UK Realty Sdn Bhd at an issue price of RM1.75 per share	139,293,156

Date of allotment	No. of shares allotted	Par value RM	Type of issue	Cumulative issued and paid-up share capital RM
30.06.00	13,942,308	1.00	Issued pursuant to the acquisition of Mutiara Damansara land at an issue price of RM5.20 per share	153,235,464
19.02.03	23,111,000	1.00	Issued as part settlement for the acquisition of the entire equity in Boustead Hotels & Resorts Sdn Bhd *(formerly known as Optima Jaya Sdn Bhd)* for the purchase consideration of RM150,000 and the settlement by Boustead Properties Berhad of Boustead Hotels & Resorts Sdn Bhd's debts of RM113,850,000 at an issue price of RM4.50 per share	176,346,464

* There were no changes to the issued and paid-up share capital of Boustead Properties when the company was listed on the Main Board of Bursa Malaysia Securities Berhad on 1 August 1973.

3. DIRECTORS' SHAREHOLDINGS

The directors of Boustead Properties and their respective shareholdings according to the Register of Directors as at 15 July 2004 are as follows:-

	Shareholding					
Name of Directors	Direct	%	Indirect	%	Position	Nationality
Gen (R) Tan Sri Dato' Mohd Ghazali Hj Che Mat	-	-	-	-	Non-Executive Chairman	Malaysian
Tan Sri Dato' Lodin Wok Kamaruddin	-	-	-	-	Group Managing Director	Malaysian
Dato' Ghazali Mohd Ali	-	-	-	-	Executive Director	Malaysian
Halim Hj. Din	-	-	-	-	Non-Executive Director	Malaysian
Dato' Ahmad Khairummuzammil Mohd Yusoff	-	-	-	-	Non-Executive Director	Malaysian
Tuan Hj Johari Muhamad Abbas	26,999	0.02	-	-	Non-Executive Director	Malaysian

4. MAJOR SHAREHOLDERS

The major shareholders of Boustead Properties and their respective shareholding as at 15 July 2004 are as follows:-

Major Shareholders	Shareholding				Place of incorporation
	Direct	%	Indirect	%	
Boustead Holdings Berhad	91,524,593	51.90	-	-	Malaysia
HSBC (Malaysia) Trustee Berhad - Pledged securities account for Amsteel Corporation Berhad	20,149,100	11.43	-	-	Malaysia
Lembaga Tabung Angkatan Tentera	14,042,308	7.96	91,524,593	51.90[1]	Malaysia
Employees Provident Fund Board	9,977,300	5.66	-	-	Malaysia

Note:
1. *Deemed interested by virtue of its major shareholding in Boustead Holdings Berhad.*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of Boustead Properties, all of which are incorporated in Malaysia except where indicated, as at 15 July 2004 are as follows:-

Name of company	Date incorporation	Equity interest %	Paid-up ordinary share capital RM	Principal activity
Subsidiary company				
Luboh Anak Batu Estates Sdn Bhd	20.02.67	100	1,950,000	Dormant
Boustead Weld Court Sdn Bhd *(formerly known as Weld Court Realty Sdn Bhd)*	10.04.73	100	20,000,000	Property investment
UK Realty Sdn Bhd	27.08.81	100	40,000,000	Property investment
Nam Seng Bee Hoon Sendirian Berhad	18.09.74	100	360,000	Property investment
Eng Han Sdn Bhd	02.01.80	100	40,000	Dormant
Boustead Curve Sdn Bhd *(formerly known as Promenade Realty Sdn Bhd)*	23.06.83	100	50,000,000	Property investment
Apas Plaza Sdn Bhd	11.10.83	100	250,000	Dormant
Mutiara Rini Sdn Bhd	12.08.94	100	50,000,000	Property development

Name of company	Date incorporation	Equity interest %	Paid-up ordinary share capital RM	Principal activity
Akademi Pendidikan Pemandu (M) Sdn Bhd	13.10.95	76	5,000,000	Property development
Boustead Hotels & Resorts Sdn Bhd *(formerly known as Optima Jaya Sdn Bhd)*	07.11.85	100	75,000,000	Ownership and management of hotel
Boustead Linear Corporation Sdn Bhd *(formerly known as Mutiara Rini Linear DCP Sdn Bhd)*	10.02.03	60	12,000,000	Manufacture chilled water
Global Marketing Services Limited *	11.09.96	100	USD5,000	Dormant
Boustead Ventures Limited **	28.08.97	100	£1,000	Dormant
Boustead Hotel Management Services Limited **	22.11.96	100	£1,000	Dormant
Associate company				
Damansara Entertainment Centre Sdn Bhd	13.06.01	50	17,000,000	Property investment

Notes:
* *Incorporated in British Virgin Islands.*
** *Incorporated in United Kingdom.*

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6. PROFIT AND DIVIDEND RECORD

A summary of the profit and dividend record of Boustead Properties based on the audited consolidated financial statements for the 5 financial years/period ended 31 December 2003 and the unaudited consolidated first quarter results ended 31 March 2004 are as follows:

	←-----Audited				-----→	Unaudited
	Financial period ended 31 Dec 1999 RM'000	Financial year ended 31 Dec 2000 RM'000	Financial year ended 31 Dec 2001 RM'000	Financial year ended 31 Dec 2002 RM'000	Financial year ended 31 Dec 2003 RM'000	First quarter ended 31 Mar 2004 RM'000
Turnover	214,704	215,426	303,668	225,202	237,751	75,931
Profit before tax and exceptional item	97,268	79,616	107,133	90,336	119,725	29,707
Profit before taxation	97,268	79,616	107,133	90,336	119,725	29,707
Taxation	(8,905)	(21,011)	(27,717)	(27,658)	(32,778)	(7,674)
Profit after taxation	88,363	58,605	79,416	62,678	86,947	22,033
Minority interests	185	56	142	360	284	-
Profit after taxation and minority interests	88,548	58,661	79,558	63,038	87,231	22,033
Extraordinary items	-	-	-	-	-	-
Profit after extraordinary item	88,548	58,661	79,558	63,038	87,231	22,033
Weighted average number of ordinary shares in issue ('000)	139,293	146,264	153,235	153,235	176,346	176,346
Net earnings per ordinary share (sen)	63.6	40.1	51.9	41.1	50.5	50.0 *
Gross dividend rate per ordinary Share (%) interim	16.5	7.5	7.5	7.5	7.5	-
Final	9.0	12.5	12.5	12.5	12.5	-
special	-	-	2.5	-	2.5	-

* *Annualised.*

Notes:

1. *In 1999, Boustead Properties changed its financial year end from 30 June to 31 December and thus the results reported were for 18 months. If comparison is made on annualised basis, the profits increased by 34% over 1998 due mainly to better palm oil prices, gains on disposal of plantation land and investment properties as well as increased property development activities. In addition, 1999 was a tax free year.*

2. *The performance of financial years 1999 and 2000 were not directly comparable because of the differing length of the reporting periods. For the comparable 12 month period, the profits recorded for year 2000 were 50% higher than that achieved in 1999. The increase in profits was mainly contributed by the property division as a result of more property development activities with additional phases launched and higher progress billings.*

3. *For the financial year ended 31 December 2001, the Boustead Properties group recorded a profit before tax of RM107.1 million. Earnings from plantation activities were affected by the lower selling price of palm oil. Property earnings continued to be a major contributor to the Boustead Properties group's earnings with both Mutiara Rini in Johor and Mutiara Damansara in Selangor receiving good response and works progressing on schedule.*

4. *For the financial year ended 31 December 2002, the Boustead Properties group recorded a profit before tax of RM90.3 million. The 16% decline in profitability from the previous year was attributed mainly to record profits earned in 2001 from the sale of three commercial lots totalling 25 acres in Mutiara Damansara. The lots were sold to Ikano Corporation Sdn Bhd, Tesco Stores (M) Sdn Bhd and Damansara Entertainment Centre Sdn Bhd in late 2000 and early 2001. The lower profits from land sales however was made up by comparatively higher profits from the Boustead Properties group's other property development activities.*

5. *The 33% growth in the pre-tax profit of the Boustead Properties group for the financial year ended 31 December 2003 was achieved as a result of strong demand for its properties in Mutiara Damansara, especially its commercial land, and the steady surge in demand for edible oils which pushed crude palm oil prices up from RM1,355 per metric tonne in 2002 to RM1,578 per metric tonne in 2003.*

6. *There were no exceptional items for the financial period/years under review.*

7. HISTORICAL SHARE PRICES

The monthly highest and lowest market prices of Boustead Properties Shares for the 12 months to June 2004 as traded on Bursa Securities are as follows:

	High RM	Low RM
2003		
July	4.30	4.10
August	4.52	4.24
September	4.52	4.34
October	4.92	4.20
November	4.92	4.60
December	4.90	4.64
2004		
January	4.84	4.66
February	4.76	4.58
March	4.90	4.68
April	4.98	4.86
May	4.92	4.42
June	4.50	4.40
The latest transacted price of Boustead Properties Shares on 4 March 2004, being the last market day immediately preceding the date of announcement of the Proposed Disposal of Subject Shares was		RM4.76
The latest transacted price of Boustead Properties Shares on 27 July 2004, being the latest practicable date prior to the printing of this Circular was		RM4.68

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS

An extract of the audited consolidated financial statements and the Auditors' Report thereon of Boustead Properties for the financial year ended 31 December 2003 are enclosed below (Note: the reference to the paging in the Auditors' Report is made in relation to the audited consolidated accounts of Boustead Properties).

AUDITORS' REPORT

TO THE MEMBERS OF SCB DEVELOPMENTS BERHAD

We have audited the accompanying financial statements set out on pages 52 to 81. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with applicable approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the financial position of the Group and of the Company at 31 December 2003 and of the results and cash flows of the Group and of the Company for the year then ended; and

   (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purpose of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The Auditors' Reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment required to be made under Section 174(3) of the Companies Act, 1965.

ERNST & YOUNG AF:0039
Chartered Accountants

Kuala Lumpur
8 March 2004

THOMAS ARUNDEL ANDREW SCOTT 1060/03/04(J/PH)
Partner

INCOME STATEMENTS

For the year ended 31 December 2003	Note	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Revenue	3	**237,751**	225,202	**49,262**	36,806
Operating costs	4	**(120,772)**	(138,938)	**(22,202)**	(17,663)
Profit from operations		**116,979**	86,264	**27,060**	19,143
Interest income	5	**4,056**	3,772	**22,560**	11,870
Other investment income	6	**-**	-	**79,912**	54,544
Finance cost	7	**(1,916)**	(122)	**(17,420)**	(6,531)
Share of results of associates		**606**	422	**-**	-
Profit before taxation		**119,725**	90,336	**112,112**	79,026
Taxation	8	**(32,778)**	(27,658)	**(30,273)**	(24,120)
Profit after taxation		**86,947**	62,678	**81,839**	54,906
Minority interests		**284**	360	**-**	-
Profit attributable to shareholders		**87,231**	63,038	**81,839**	54,906
Earnings per share - sen					
Basic	9	**50.52**	41.14		
Diluted	9	**46.80**	-		
Gross dividend per share - sen	10	**20.00**	22.50		

The notes on pages 56 to 81 form an integral part of these financial statements.

BALANCE SHEETS

For the year ended 31 December 2003	Note	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Non current assets					
Property, plant and equipment	11	**204,297**	159,584	**123,078**	115,612
Investment properties	12	**453,745**	257,000	**108,000**	108,000
Development properties	13	**325,083**	376,108	**-**	-
Subsidiaries	14	**-**	-	**352,079**	252,079
Associates	15	**11,003**	9,973	**750**	125
		994,128	802,665	**583,907**	475,816
Current assets					
Inventories	16	**8,274**	8,476	**175**	303
Property development in progress	17	**89,568**	49,895	**-**	-
Receivables	18	**85,365**	87,430	**551,893**	306,541
Cash held under housing development accounts		**27,087**	41,494	**-**	-
Cash and bank balances		**55,443**	12,755	**2,570**	591
		265,737	200,050	**554,638**	307,435
Current liabilities					
Borrowings	19	**30,000**	222,988	**30,000**	122,927
Payables	20	**86,107**	85,266	**20,848**	8,069
Taxation		**19,257**	14,767	**5,796**	2,565
		135,364	323,021	**56,644**	133,561
Net Current Assets/(Liabilities)		**130,373**	(122,971)	**497,994**	173,874
Non current liabilities					
Deferred taxation	21	**(15,051)**	(8,899)	**(4,860)**	(3,485)
Long term borrowings	22	**(267,004)**	-	**(267,004)**	-
		842,446	670,795	**810,037**	646,205
Capital and reserves					
Share capital	23	**176,346**	153,235	**176,346**	153,235
Reserves	24	**666,100**	517,277	**633,691**	492,970
Shareholders' equity		**842,446**	670,512	**810,037**	646,205
Minority interests		**-**	283	**-**	-
		842,446	670,795	**810,037**	646,205

The notes on pages 56 to 81 form an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2003	Share Capital RM'000	*Share Premium RM'000	*Revaluation Reserve RM'000	*Other Reserve RM'000	Retained Profit RM'000	Total RM'000
GROUP						
At 1 January 2002						
- as previously reported	153,235	126,348	64,226	-	289,822	633,631
- prior year adjustment	-	-	(3,296)	-	1,963	(1,333)
At 1 January 2002, as restated	153,235	126,348	60,930	-	291,785	632,298
Net profit for the year	-	-	-	-	63,038	63,038
Dividends	-	-	-	-	(24,824)	(24,824)
Reserve realised	-	-	(114)	-	114	-
At 31 December 2002	153,235	126,348	60,816	-	330,113	670,512
At 1 January 2003						
- as previously reported	153,235	126,348	64,112	-	328,150	671,845
- prior year adjustment	-	-	(3,296)	-	1,963	(1,333)
At 1 January 2003, as restated	153,235	126,348	60,816	-	330,113	670,512
Net profit for the year	-	-	-	-	**87,231**	**87,231**
Dividends	-	-	-	-	**(25,394)**	**(25,394)**
Issue of new ordinary shares	**23,111**	**80,888**	-	-	-	**103,999**
Acquisition of subsidiary	-	-	-	-	**2,710**	**2,710**
Equity component on redeemable convertible bonds	-	-	-	**3,388**	-	**3,388**
At 31 December 2003	**176,346**	**207,236**	**60,816**	**3,388**	**394,660**	**842,446**
COMPANY						
At 1 January 2002						
- as previously reported	153,235	126,348	65,907	-	270,418	615,908
- prior year adjustment	-	-	(3,296)	-	3,511	215
At 1 January 2002, as restated	153,235	126,348	62,611	-	273,929	616,123
Net profit for the year	-	-	-	-	54,906	54,906
Dividends	-	-	-	-	(24,824)	(24,824)
At 31 December 2002	153,235	126,348	62,611	-	304,011	646,205
At 1 January 2003						
- as previously reported	153,235	126,348	65,907	-	300,500	645,990
- prior year adjustment	-	-	(3,296)	-	3,511	215
At 1 January 2003, as restated	153,235	126,348	62,611	-	304,011	646,205
Net profit for the year	-	-	-	-	**81,839**	**81,839**
Dividends	-	-	-	-	**(25,394)**	**(25,394)**
Issue of new ordinary shares	**23,111**	**80,888**	-	-	-	**103,999**
Equity component on redeemable convertible bonds	-	-	-	**3,388**	-	**3,388**
At 31 December 2003	**176,346**	**207,236**	**62,611**	**3,388**	**360,456**	**810,037**

* *Denotes non-distributable reserves*

The notes on pages 56 to 81 form an integral part of these financial statements.

CASH FLOW STATEMENTS

For the year ended 31 December 2003	Note	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Operating Activities					
Cash receipts from customers		**361,011**	428,992	**49,857**	37,630
Cash paid to suppliers and employees		**(188,346)**	(186,654)	**(13,218)**	(18,806)
Cash generated from operations		**172,665**	242,338	**36,639**	18,824
Taxation paid		**(23,252)**	(35,793)	**(26,985)**	(20,466)
Interest paid		**(17,213)**	(16,234)	**(17,420)**	(6,531)
Net cash from/(used in) operating activities		**132,200**	190,311	**(7,766)**	(8,173)
Investing Activities					
Property development activities		**(33,752)**	(50,909)	**-**	-
Purchase of property, plant and equipment		**(41,692)**	(3,080)	**(8,237)**	(2,257)
Acquisition of subsidiary and settlement of debts on behalf of subsidiary		**(4,748)**	-	**(10,001)**	-
Payment of investment properties		**(41,288)**	-	**-**	-
Purchase of additional shares in associate and subsidiaries		**(625)**	(3,500)	**(100,475)**	-
Proceeds from disposal of property, plant and equipment		**60**	1,149	**26**	341
Dividends received		**-**	125	**79,912**	54,544
Interest received		**4,056**	3,772	**22,560**	11,870
Net cash from/(used in) investing activities		**(117,989)**	(52,443)	**(16,215)**	64,498
Financing Activities					
Dividends paid to shareholders		**(25,394)**	(24,824)	**(25,394)**	(24,824)
(Repayment)/drawdown of revolving credit facilities		**(221,000)**	10,000	**(121,000)**	10,000
Drawdown of Commercial Papers, Islamic Bonds and Redeemable Convertible Bonds		**300,000**	-	**300,000**	-
Repayment of hire-purchase		**-**	(18)	**-**	-
Repayment of advances from holding company		**44,497**	-	**44,440**	-
Repayment of advances to holding/related companies		**(82,045)**	(84,859)	**(170,159)**	(35,060)
Net cash from/(used) in financing activities		**16,058**	(99,701)	**27,887**	(49,884)
Net increase in cash and cash equivalents		**30,269**	38,167	**3,906**	6,441
Cash and cash equivalents at beginning of year		**52,261**	14,094	**(1,336)**	(7,777)
Cash and Cash Equivalents at End of Year	25	**82,530**	52,261	**2,570**	(1,336)

The notes on pages 56 to 81 form an integral part of these financial statements.

ACCOUNTING POLICIES

(a) BASIS OF PREPARATION

The financial statements of the Group and of the Company are prepared under the historical cost convention, unless indicated in the accounting policies below. The financial statements comply with applicable approved accounting standards issued by the Malaysian Accounting Standards Board ("MASB") and the provisions of the Companies Act, 1965.

During the year ended 31 December 2003, the Group and the Company adopted the following MASB standards for the first time:

MASB	25	-	Income Taxes
MASB	27	-	Borrowing Costs
MASB	29	-	Employee Benefits

The effects of adopting MASB 25 are summarised in the Statement of Changes in Equity and further information is disclosed in Note 32 to the financial statements. The adoption of MASB 27 and MASB 29 has not given rise to any material adjustments to the opening balances of retained profit of the prior and current year or to changes in comparatives.

(b) BASIS OF CONSOLIDATION

The Consolidated financial statements incorporate the audited financial statements of the Company and its subsidiaries made up to the end of the financial year. Details of the subsidiary companies are set out on page 81.

Subsidiaries are companies in which the Group owns, directly or indirectly, more than 50% of the equity share capital and has control over its financial and operating policies so as to obtain benefits from its activities.

Under the acquisition method of accounting, the results of subsidiaries acquired or sold during the year are included or excluded from the effective dates of acquisition or sale, respectively. At the date of acquisition the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The difference between the acquisition cost and these fair values is reflected as reserve or goodwill on consolidation and are dealt with through reserves.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill/reserve on consolidation and other reserves which were not previously recognised in the consolidated income statements.

Minority interests is measured at the minority's share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree.

(c) ASSOCIATES

Investment in associates is accounted for in the consolidated financial statements using the equity method of accounting. An associate is defined as a company, not being a subsidiary, in which the Group has a long term equity interest of not less than 20% and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's interest in associates is carried in the consolidated balance sheet at cost plus the Group's share of post-acquisition retained profit or accumulated losses and other reserves as well as the unamortised balance of goodwill or discount on acquisition, if any, in the consolidated balance sheet.

In line with the Group's change in accounting policy on amortisation of goodwill and reserve on consolidation, goodwill or discount on acquisition of associates are amortised over a period not exceeding 20 years.

(c) ASSOCIATES (CONT'D)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred.

The Group's share of the operating results of associates is incorporated in the Group income statements. Details of the associates are given on page 81.

(d) INVESTMENTS

Investments in subsidiaries and associates are stated at cost less impairment losses. Investments in investment properties are stated at valuation.

On disposal of such investments, the difference between the net disposal proceeds and their carrying amounts is charged or credited to the income statements.

(e) PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

All property, plant and equipment are initially stated at cost. Certain land and buildings are subsequently shown at market value, based on external independent valuations, less subsequent depreciation and impairment losses. All other property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses.

Freehold plantation land is not amortised. Leasehold land is amortised over the period of the lease which ranges from 55 to 999 years. All other property, plant and equipment are depreciated on a straight line basis over the following estimated useful lives:

Buildings	20 - 50 years
Plant & machinery	5 - 10 years
Furniture & equipment	3 - 10 years
Motor vehicles	5 years

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are recognised as income or expense in the income statements. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

(f) NEW PLANTING AND REPLANTING EXPENDITURE

The expenditure on new planting and replanting of a different produce crop incurred up to the time of maturity is added to the cost of the land. Depreciation charges and external borrowing costs related to the development of new plantations are included as part of the capitalisation of immature planting costs. Replanting expenditure incurred in respect of the same crop is charged to the income statements in the year in which it is incurred.

(g) INVESTMENT PROPERTIES

Land and buildings classified as investment properties are not depreciated. It is the policy of the Group to revalue its investment properties every five years or at such shorter period as may be considered appropriate, based upon the advice of Professional Valuers and Appraisers. Surpluses arising from such valuations are credited to shareholders' equity as revaluation reserve, and any deficit that offset previous surpluses are charged against the revaluation reserve. All other deficits are charged to the income statements. A revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same property previously recognised as an expense.

Upon the disposal of an investment property, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statements and the attributable portion of the revaluation surplus is taken directly to retained earnings.

ACCOUNTING POLICIES

(h) DEVELOPMENT PROPERTIES

Development properties are stated at cost. Development properties comprise land banks which are in the process of being prepared for development but have not been launched. Cost includes land, materials, direct labour, professional fees, borrowing costs and other direct development expenditure and related overheads.

(i) INVENTORIES AND PROPERTY DEVELOPMENT IN PROGRESS

Inventories are stated at the lower of cost and net realisable value, cost being determined on the weighted average basis. Cost includes all incidentals incurred in bringing the inventories into store; and in the case of produce stocks, includes harvesting, manufacturing and transport charges, where applicable. Net realisable value represents the estimated selling prices less all estimated costs. Inventories of completed houses comprise cost of land and the relevant development expenditure.

Property development in progress includes the cost of land currently being developed together with related development costs common to the whole project and direct building costs, plus attributable profit, less progress billing, and less anticipated losses, if any.

(j) REVENUE RECOGNITION

Revenue from the sale of produce stock and services is recognised when the produce stock and services are delivered. Revenue from property development and other long term contracts is recognised on the percentage of completion method by reference to the percentage of actual construction work completed. Hotel operations revenue comprise rental of hotel rooms and sales of food and beverages, and are recognised on an accrual basis. Rental income represents the invoiced value derived from the letting of properties.

Dividends from subsidiaries, associates and other investee companies are recognised in the income statements when the Group's right to receive payment is established. Interest income is recognised as it accrues unless collection is doubtful.

Sales and other revenue earned from intra-group companies are eliminated on consolidation and the revenue of the associates is excluded from Group revenue.

(k) INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax, and is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

(l) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statements, cash and cash equivalents include deposits held at call with banks, cash and bank balances, net of outstanding overdrafts and other short term, highly liquid investments that are readily convertible into known amount of cash and which are subject to an insignificant amount of risk.

(m) RESEARCH AND DEVELOPMENT

The Group and Company make contributions to research and development undertaken by an Associate on the basis of its percentage holding in the company. Research and development expenditure is recognised as an expense in the year of contribution.

(n) IMPAIRMENT OF ASSETS

The carrying amounts of the assets of the Group and the Company are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Where there is an indication of impairment, the carrying value of such assets are written down immediately to the respective recoverable amounts. The impairment loss is recognised in the income statements immediately, except for impairment on a revalued asset where the impairment loss is charged against the revaluation reserve to the extent of the surplus credited from the previous revaluation of the same asset.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recognised to the extent of the carrying amount of the asset that would have been determined (net of amortisation and depreciation) had no impairment loss been recognised. Reversals of impairment loss are recognised as an income immediately in the income statements, except for the reversal of an impairment loss on a revalued asset where the reversal is recognised as income to the extent of the impairment loss previously recognised as an expense in the income statements with the excess credited to the revaluation reserve.

(o) SEGMENTAL REPORTING

The reporting segment information is in respect of business segments as the Group's risk and return are affected predominantly by the differences in the products and services it produces.

(p) FINANCIAL INSTRUMENTS

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group and the Company has an enforceable legal right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously. The Group does not have any off balance sheet financial instruments.

(i) Borrowings

Interest-bearing bank loans and overdrafts are recorded at the amount of proceeds received, net of transaction costs.

Costs incurred on external borrowings to finance long term qualifying assets are capitalised until the assets are ready for their intended use, after which such expense is charged to the income statements. All other borrowing costs are charged to the income statements, as an expense in the period in which they are incurred.

(ii) Trade Receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off in the year in which they are identified. An estimate is made for doubtful debts based on a review of all outstanding amounts.

ACCOUNTING POLICIES

(p) FINANCIAL INSTRUMENTS (CONT'D)

(iii) Payables and Provisions

Liabilities for trade and other payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether billed or unbilled.

Provisions are recognised when the Company or the Group has present obligations as a result of past events, and it is probable that a past outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amounts of the obligations.

(iv) Equity Instruments

Ordinary shares are classified as equity.

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

(q) REDEEMABLE CONVERTIBLE BONDS

Redeemable convertible bonds are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible bond. The difference between the proceeds of issue of the redeemable convertible bonds and the fair value assigned to the liability component, representing the conversion option is included in shareholders' equity. The liability component is subsequently stated at amortised cost using the effective interest rate method until extinguished on conversion or redemption whilst the value of the equity component is not adjusted in subsequent periods. Attributable transaction costs are apportioned and deducted directly from the liability and equity component based on their carrying amounts at the date of issue.

Under the effective interest rate method, the interest expense on the liability component is calculated by applying the prevailing market interest rate for a similar non-convertible bond to the instrument. The difference between this amount and the interest paid is added to the carrying value of the convertible bond.

(r) EMPLOYEE BENEFITS

Short term benefits such as wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group. As required by law, the Group makes contributions to the Employees Provident Fund and such contributions are expensed in the income statement as and when incurred. Termination benefits are recognised as a liability and an expense when the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

The Boustead Holdings Berhad Employees' Share Option Scheme allows the Group's eligible employees to acquire shares of the holding company. No compensation cost or obligation is recognised.

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to a variety of financial risks, including interest rate risk, liquidity and cash flow risk and credit risk. The Group's overall financial risk management objective is to ensure that the Group creates value for its shareholders while minimising the potential adverse effects on the performance of the Group. The Group does not trade in financial instruments.

Interest rate risk
The Group finances its operations through operating cash flows and borrowings which are principally denominated in Malaysian Ringgit. The Group's policy is to derive the desired interest rate profile through a mix of fixed and floating rate banking facilities and private debt securities.

Liquidity and cash flow risk
The Group practises prudent liquidity risk management by maintaining the availability of funding through an adequate amount of committed credit facilities.

Credit risk
Credit risk largely represents the loss that would be recognised if purchasers and tenants fail to pay as contracted.

Management has a credit policy in place and exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new tenants, whilst possession and titles to properties are withheld until full payment is made by purchasers.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to the credit risk for the Group and Company are represented by the carrying amount of each financial asset.

Fair values
The carrying amounts of the following financial assets and liabilities approximate their fair values due to the relatively short term maturity of these financial instruments: cash and bank balances, receivables and payables (exclude non trade amounts due to/from group companies) and short term borrowings.

It is not practical to estimate the fair value of the non-current unquoted investments of the Group and the Company because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, the Group and the Company believe that the carrying amounts represent recoverable values.

It is also not practical to estimate the fair values of non trade amounts due to/from holding, subsidiary and associate companies as there are no fixed repayment terms between the parties involved and without having to incur excessive costs. However, the Group and the Company do not anticipate the carrying amounts recorded at the balance sheet date to be significantly different from the values that would eventually be received or settled.

NOTES TO THE FINANCIAL STATEMENTS

2. AUTHORISATION FOR ISSUE OF FINANCIAL STATEMENTS

The financial statements are authorised by the Board of Directors for issue in accordance with a resolution of the Directors dated 8 March 2004.

	Group		Company	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
3. REVENUE				
Sale of development properties	**162,434**	174,355	**-**	-
Rental income	**22,795**	23,091	**9,636**	9,656
Sale of produce	**40,355**	27,756	**39,626**	27,150
Hotel revenue	**12,167**	-	**-**	-
	237,751	225,202	**49,262**	36,806
4. OPERATING COSTS				
Finished goods and work in progress purchases	**72,394**	112,068	**-**	-
Raw material and consumables used	**12,609**	9,230	**11,007**	8,818
Change in inventories	**-**	21	**-**	21
Staff costs	**16,205**	6,898	**6,951**	5,690
Depreciation	**3,446**	1,977	**771**	723
Profit on disposal of property, plant and equipment	**(54)**	(373)	**(29)**	(287)
Other operating costs	**16,172**	9,117	**3,502**	2,698
	120,772	138,938	**22,202**	17,663
Other operating costs include:				
Auditors' remuneration - current	**176**	148	**50**	72
- prior year	**(4)**	8	**(22)**	(8)
- non-audit fees	**-**	42	**-**	42
Directors' remuneration - fees	**85**	85	**85**	85
- emoluments	**16**	-	**16**	-
Impairment losses	**-**	1,305	**-**	-
Research and development	**2,021**	1,007	**1,821**	1,007

The numbers of persons employed by the Group and the Company at the end of the financial year were 1,055 and 751 respectively (2002: 785 and 761 respectively).

4. OPERATING COSTS (CONT'D)

The remuneration paid to the Directors during the year, analysed into bands of RM50,000 is as follows:

	Number of Directors	
	Executive Directors	Non-executive Directors
RM50,000 and below	2	4

	Group		Company	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
5. INTEREST INCOME				
Interest income - Holding company	**3,308**	3,618	**3,308**	3,618
- Subsidiaries	**-**	-	**18,798**	8,251
- Others	**748**	154	**454**	1
	4,056	3,772	**22,560**	11,870
6. OTHER INVESTMENT INCOME				
Gross dividends - Subsidiaries	**-**	-	**79,912**	54,419
- Associates	**-**	-	**-**	125
	-	-	**79,912**	54,544
7. FINANCE COST				
Subsidiaries	**-**	-	**91**	113
Others	**1,916**	122	**17,329**	6,418
	1,916	122	**17,420**	6,531
8. TAXATION				
Tax expense for the year - Malaysian income tax	**27,427**	23,989	**29,909**	20,500
Deferred tax expense relating to origination and reversal of temporary differences	**4,812**	899	**57**	899
	32,239	24,888	**29,966**	21,399
Under/(over) provision in prior year:				
- Malaysian income tax	**316**	(85)	**307**	-
- Deferred tax	**22**	2,716	**-**	2,721
	338	2,631	**307**	2,721

NOTES TO THE FINANCIAL STATEMENTS

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
8. TAXATION (CONT'D)				
Associates	**201**	139	**-**	-
	32,778	27,658	**30,273**	24,120

A reconciliation of income tax expenses applicable to profit before taxation at statutory income tax rate to income tax expense at the effective income tax rate of the Group and the Company is as follows:

	2003 RM'000	2002 RM'000
Group		
Profit before taxation	**119,725**	90,336
Taxation at statutory rate of 28%	**33,523**	25,294
Income not subject to tax	**(580)**	(521)
Expenses not deductible for tax purposes	**526**	959
Tax incentives	**(1,729)**	(1,172)
Deferred tax assets not recognised during the year	**700**	467
Underprovided in prior years	**338**	2,631
Tax expense for the year	**32,778**	27,658
Company		
Profit before taxation	**112,112**	79,026
Taxation at statutory rate of 28%	**31,391**	22,127
Income not subject to tax	**(7)**	(88)
Expenses not deductible for tax purposes	**256**	474
Tax incentives	**(1,674)**	(1,114)
Underprovided in prior years	**307**	2,721
Tax expense for the year	**30,273**	24,120

9. EARNINGS PER SHARE

Basic earnings per share

Earnings per share are calculated on the profit for the Group of RM87,231,000 (2002 - RM63,038,000) based on the weighted average number of ordinary shares in issue during the year of 172,674,032 (2002 - 153,235,464).

9. EARNINGS PER SHARE (CONT'D)

Diluted earnings per share

For the purpose of calculating diluted earnings per share, the net profit for the year and the weighted average number of ordinary shares in issue during the financial year have been adjusted for the effects of dilutive potential ordinary shares from conversion of the Redeemable Convertible Bonds ("RCBs"). The amount of net profit for the year is adjusted by the after-tax effect of interest expense recognised during the financial year which would have been saved on conversion of the outstanding RCBs into ordinary shares. The adjusted weighted average number of ordinary shares is the weighted average number of ordinary shares in issue during the financial year plus the weighted average number of ordinary shares which would be issued on the conversion of the outstanding RCBs into ordinary shares. The RCBs are deemed to have been converted into ordinary shares at the date of the issue of the RCBs (7 July 2003).

	Group 2003
Net profit for the year (RM'000)	87,231
Adjustment for after-tax effects of interest on RCBs (RM'000)	1,231
Adjusted net profit for the year (RM'000)	88,462
Weighted average number of ordinary shares in issue ('000)	172,674
Adjustment for assumed conversion of RCBs ('000)	16,326
Adjusted weighted average number of ordinary shares in issue and issuable ('000)	189,000
Diluted earnings per share (sen)	46.80

Comparative diluted earnings per share has not been presented as there were no potential ordinary shares outstanding during the previous financial year.

	Group		Company	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
10. DIVIDENDS				
Interim of 7.5% (2002 - 7.5%) less tax	**9,523**	8,275	**9,523**	8,275
Final of 12.5% (2001 - 12.5%) less tax for 2002	**15,871**	13,791	**15,871**	13,791
Bonus of 2.5% less tax for 2001	**-**	2,758	**-**	2,758
	25,394	24,824	**25,394**	24,824

At the forthcoming Annual General Meeting, a final dividend of 12.5% less tax amounting to RM15,871,000 and a bonus dividend of 2.5% less tax amounting to RM3,174,000 in respect of the year ended 31 December 2003 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect the proposed final and bonus dividend which will be accounted for in shareholders' equity as an appropriation of retained profit in the year ending 31 December 2004 when approved by shareholders.

NOTES TO THE FINANCIAL STATEMENTS

	Freehold Property RM'000	Long Leasehold Property RM'000	Short Leasehold Property RM'000	Plant and Equipment RM'000	Total RM'000
11.(i) PROPERTY, PLANT AND EQUIPMENT - GROUP					
At cost or valuation					
At beginning of year	135,087	17,096	9,453	12,871	174,507
Assets of subsidiary acquired	-	-	-	9,475	9,475
Transfers from related company	-	-	-	1,287	1,287
Additions	38,618	3,500	-	2,127	44,245
Disposals	(165)	-	-	(487)	(652)
At end of year	173,540	20,596	9,453	25,273	228,862
Accumulated depreciation					
At beginning of year	1,247	2,541	2,103	9,032	14,923
Assets of subsidiary acquired	-	-	-	6,842	6,842
Charge for the year	244	275	200	2,727	3,446
Disposals	(165)	-	-	(481)	(646)
At end of year	1,326	2,816	2,303	18,120	24,565
Net book value at 31.12.2003	172,214	17,780	7,150	7,153	204,297
Net book value at 31.12.2002	133,840	14,555	7,350	3,839	159,584
Depreciation for year ended 31.12.2002	249	265	202	1,261	1,977

	Freehold Property RM'000	Plant and Equipment RM'000	Total RM'000
11.(ii) PROPERTY, PLANT AND EQUIPMENT - COMPANY			
At cost or valuation			
At beginning of year	114,787	7,271	122,058
Additions	7,320	917	8,237
Disposals	(165)	(375)	(540)
At end of year	121,942	7,813	129,755
Accumulated depreciation			
At beginning of year	884	5,562	6,446
Charge for the year	175	596	771
Disposals	(165)	(375)	(540)
At end of year	894	5,783	6,677
Net book value at 31.12.2003	**121,048**	**2,030**	**123,078**
Net book value at 31.12.2002	113,903	1,709	115,612
Depreciation for year ended 31.12.2002	181	542	723

	Group		Company	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
11.(iii) ANALYSIS OF COST OR VALUATION				
Cost	**100,988**	46,633	**19,369**	16,922
Valuation - 1992	**127,874**	127,874	**110,386**	105,136
	228,862	174,507	**129,755**	122,058

Properties stated at valuation are based on independent professional valuations carried out on an open market basis. As allowed by the transitional provisions of International Accounting Standard No. 16 (Revised), 'Property, Plant and Equipment' issued by the Malaysian Accounting Standards Board, these assets have continued to be stated on the basis of their previous valuations.

NOTES TO THE FINANCIAL STATEMENTS

		Group		Company	
		2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
11.(iv)	**PROPERTY, PLANT AND EQUIPMENT**				
	- ANALYSIS OF NET BOOK VALUE OF PROPERTIES				
	Freehold property - land	**167,636**	129,281	**119,336**	112,079
	- building	**4,578**	4,559	**1,712**	1,824
	Long leasehold property - land	**12,013**	10,415	**-**	-
	- building	**5,767**	4,140	**-**	-
	Short leasehold property - land	**928**	948	**-**	-
	- building	**6,222**	6,402	**-**	-
		197,144	155,745	**121,048**	113,903

11.(v) The freehold and leasehold land and buildings were revalued by the Directors in 1992 based on independent professional valuations using the open market value basis.

11.(vi) HISTORICAL NET BOOK VALUES

The net book values of revalued property, plant and equipment that would have been included in the financial statements, had these assets been carried at cost less depreciation and impairment losses, are as follows:

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Freehold property	**46,970**	47,122	**43,307**	42,067
Long leasehold property	**5,714**	5,870	**-**	-
Short leasehold property	**936**	962	**-**	-
	53,620	53,954	**43,307**	42,067

12. INVESTMENT PROPERTIES

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Freehold land and building - at 2001 valuation	**257,000**	257,000	**108,000**	108,000
- at cost	**196,745**	-	**-**	-
	453,745	257,000	**108,000**	108,000

Investment properties were revalued by the Directors in 2001 based on independent professional valuations using the open market value basis.

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
13. DEVELOPMENT PROPERTIES				
Land at cost	**131,401**	180,778		
Development expenditure	**193,682**	195,330		
	325,083	376,108		
Development expenditure includes:				
Interest expense				
- Boustead Holdings Berhad, the holding company	**54**	3,168		
- Bank and overdraft interest	**5,687**	5,542		
Management fees				
- Boustead Construction Sdn Bhd (formerly known as Boustead Development Sdn Bhd), a related company	**-**	2,447		

Development properties comprise land banks which are in the process of being prepared for development but have not been launched for sale.

14. SUBSIDIARIES

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Unquoted shares at cost	**-**	-	**352,079**	252,079

During the year, SCB Developments Berhad ("SCB") acquired the entire equity interest in Boustead Hotels & Resorts Sdn Bhd ("BHR") (formerly known as Optima Jaya Sdn Bhd) comprising 150,000 ordinary shares of RM1.00 each for a purchase consideration of RM150,000 and the settlement by SCB of BHR's debts of RM113,850,000. The acquisition was completed on 27 February 2003.

	RM'000
Net assets acquired:	
Property, plant and equipment	**2,633**
Investment properties	**110,000**
Inventories	**174**
Cash and bank balances	**5,253**
Trade and other receivables	**1,387**
Trade and other payables	**(2,737)**
Reserve on consolidation	**(2,710)**
Total payable	**114,000**
Less: settlement of debts	**(113,850)**
Purchase consideration	**150**
Amount payable is satisfied by:	
Cash	**10,001**
Shares issued	**103,999**
	114,000
Net cash outflow arising from the acquisition:	
Cash consideration	**10,001**
Cash and cash equivalents of subsidiary acquired	**(5,253)**
	4,748

NOTES TO THE FINANCIAL STATEMENTS

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
15. ASSOCIATES				
Unquoted shares at cost	**9,250**	8,625	**750**	125
Share of post acquisition reserves	**1,753**	1,348	**-**	-
	11,003	9,973	**750**	125
Share of net tangible assets	**11,023**	9,993		
Discount on acquisition	**(20)**	(20)		
	11,003	9,973		
16. INVENTORIES				
At cost				
Consumable stores	**321**	303	**175**	303
Merchandise	**105**	-	**-**	-
Completed houses	**7,848**	8,173	**-**	-
	8,274	8,476	**175**	303
17. PROPERTY DEVELOPMENT IN PROGRESS				
Land at cost	**56,316**	69,494		
Development expenditure	**128,950**	88,498		
Attributable profit	**58,129**	86,163		
Progress billings received and receivable	**(153,827)**	(194,260)		
	89,568	49,895		
Development expenditure includes:				
Interest expense				
- Boustead Holdings Berhad, the holding company	**90**	2,692		
- Bank and overdraft interest	**9,466**	4,710		
Management fees				
- Boustead Construction Sdn Bhd, (formerly known as Boustead Development Sdn Bhd), a related company	**-**	2,029		

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
18. RECEIVABLES				
Trade receivables	**42,967**	81,321	**984**	1,620
Less: allowance for doubtful debts	**(385)**	(393)	**(323)**	(364)
	42,582	80,928	**661**	1,256
Estate housing loan scheme	**708**	1,341	**708**	1,341
Prepayments	**316**	135	**72**	-
Deposits	**1,416**	865	**8**	8
Other receivables	**2,703**	1,951	**2,241**	1,473
Amounts due from holding company	**26,358**	-	**29,817**	74,257
Amounts due from subsidiaries	**-**	-	**518,386**	226,295
Amounts due from related companies	**4,275**	2,139	**-**	1,911
Amounts due from associates	**7,007**	71	**-**	-
	85,365	87,430	**551,893**	306,541

Amounts due from holding company and subsidiaries are unsecured, bear interest at a weighted average rate of 4.2% (2002: 4%) and have no fixed terms of repayment. Amounts due from related companies are trade balances which are unsecured, interest free and based on normal trading payment terms. Amounts due from associates are unsecured, bear interest at a weighted average rate of 8.0% (2002: Nil) and have no fixed terms of repayments.

19. BORROWINGS

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Overdrafts	**-**	1,988	**-**	1,927
Revolving credit	**-**	221,000	**-**	121,000
Commercial Papers (Note 22)	**30,000**	-	**30,000**	-
	30,000	222,988	**30,000**	122,927

Bank borrowings bear interest at a weighted average rate of 3.0% (2002: 4.9%).

20. PAYABLES

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Trade creditors	**64,221**	71,293	**472**	490
Deposits from tenants	**6,340**	4,993	**2,623**	2,623
Accrued interest	**6,750**	589	**6,750**	280
Unclaimed dividend	**63**	300	**63**	300
Accrued expenses	**5,399**	727	**1,649**	408
Other creditors	**1,195**	3,107	**563**	1,411
Amounts due to holding company	**-**	984	**-**	-
Amounts due to related companies	**2,139**	3,273	**3**	12
Amounts due to subsidiaries	**-**	-	**8,725**	2,545
	86,107	85,266	**20,848**	8,069

Amounts due to related companies are trade balances which are unsecured, interest free and based on normal trading payment terms.

NOTES TO THE FINANCIAL STATEMENTS

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
21. DEFERRED TAX				
At 1 January	**8,899**	5,284	**3,485**	(135)
Recognised in the income statement (Note 8)	**4,834**	3,615	**57**	3,620
Charged to equity (Note 22)	**1,318**	-	**1,318**	-
At 31 December	**15,051**	8,899	**4,860**	3,485

The components and movement of deferred tax liabilities during the financial year are as follows:

	Capital Allowance	Revaluation of Land	Fair Value of Land	Redeemable Convertible Bonds	Total
Deferred Tax Liabilities of the Group:					
At 1 January 2003	**943**	**3,296**	**4,660**	**-**	**8,899**
Recognised in income statement	**4,834**	**-**	**-**	**-**	**4,834**
Charged to equity	**-**	**-**	**-**	**1,318**	**1,318**
At 31 December 2003	**5,777**	**3,296**	**4,660**	**1,318**	**15,051**
Deferred Tax Liabilities of the Company:					
At 1 January 2003	**189**	**3,296**	**-**	**-**	**3,485**
Recognised in income statement	**57**	**-**	**-**	**-**	**57**
Charged to equity	**-**	**-**	**-**	**1,318**	**1,318**
At 31 December 2003	**246**	**3,296**	**-**	**1,318**	**4,860**

Deferred tax assets have not been recognised in respect of the following items:

	Group 2003 RM'000	Group 2002 RM'000
Unused tax losses	**8,182**	346
Unabsorbed capital allowances	**9,143**	169
Unabsorbed investment tax allowances	**16,549**	-
Temporary differences arising from property, plant and equipment and items written off in income statements	**359**	-
At 31 December	**34,233**	515

21. DEFERRED TAX (CONT'D)

The unused tax losses, unabsorbed capital allowances and unabsorbed investment tax allowances are available indefinitely for offset against future taxable profits of the subsidiaries in which those items arose. Deferred tax assets have not been recognised in respect of these items as they may not be used to offset taxable profits of other subsidiaries in the Group and they have arisen mainly from a subsidiary acquired during the year that has a recent history of losses.

	Group		Company	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
22. LONG TERM BORROWINGS				
Commercial Papers	**30,000**	-	**30,000**	-
Islamic Bonds	**190,000**	-	**190,000**	-
Redeemable Convertible Bonds	**77,004**	-	**77,004**	-
	297,004	-	**297,004**	-
Analysis by maturity				
- within 1 year	**30,000**	-	**30,000**	-
- after 2 years	**267,004**	-	**267,004**	-
	297,004	-	**297,004**	-
Reclassified to borrowings (Note 19)	**(30,000)**	-	**(30,000)**	-
	267,004	-	**267,004**	-

The Commercial Papers ("CPs"), Islamic Bonds ("IBs") and Redeemable Convertible Bonds ("RCBs") bear interest at a weighted average rate of 5.8% per annum (2002: Nil) and are denominated in Ringgit Malaysia.

The progress billings from sales of the Mutiara Damansara and Mutiara Rini projects are assigned to the Escrow Accounts, Profit Service Account and Principal Service Reserve Account for the repayment of the principal and interest of the CPs, IBs and RCBs.

The CPs are negotiable promissory notes issued under the Syariah principles of Murabahah (cost-plus) and Bai Al-Dayn (debt trading), in denominations of RM1 million with an issue size of up to RM30 million nominal value. They have a tenure of 1,2,3,6 or 9 months at the Issuer's option, subject to the maximum tenure of the programme. As the CPs are non-interest bearing, the selling price of the CPs are made up of the purchase price and an agreed profit margin.

The IBs are negotiable promissory notes issued under the Syariah principles of Bai Bithaman Ajil, comprising Primary Notes with non-detachable Secondary Notes. Under an asset purchase agreement, the Primary Subscribers purchase assets from SCB Developments Berhad ("SCB") at the purchase price and subsequently resell these assets to SCB under an asset sale agreement at an agreed selling price. The IBs are issued in four series where the selling price is equivalent to the purchase price and profit portion. Each primary note is in RM1 million denominations and are attached to the appropriate number of secondary notes. All IBs redeemed are cancelled immediately and may not be reissued or resold.

NOTES TO THE FINANCIAL STATEMENTS

22. LONG TERM BORROWINGS (CONT'D)

The RCBs, which are issued on a conventional basis, have a nominal value of RM80 million in denominations of RM1 million, with a tenure of 5 years from the issue date. The RCBs may be converted at the option of the holder, at the conversion price of RM4.90 into a maximum of 16,326,530 new SCB shares at any time after issuance to the Maturity Date. SCB may redeem all but not part of the RCBs at any time on or after the expiry of 2 1/2 years from the issue date at an accreted value which is subject to a 130% trigger (i.e 30% above the conversion price). At maturity, the RCBs shall be redeemed at approximately 127% of the issue price. The RCBs carry a coupon rate of 4% per annum, payable annually in arrears on a half year basis, with the first payment due on 7 January 2004.

The proceeds received from the issue of the RCBs, net of transaction costs have been split between the liability component and the equity component, representing the fair value of the conversion option. The RCBs are accounted for in the balance sheets of the Group and of the Company as follows:

	2003 RM'000
Nominal value of RCBs	**80,000**
Equity component, net of deferred tax	**(3,388)**
Deferred tax liability	**(1,318)**
Liability component at date of issue	**75,294**
Interest expense	**1,710**
Liability component at 31 December	**77,004**

23. SHARE CAPITAL

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Ordinary shares of RM1 each:				
Authorised	**200,000**	200,000	**200,000**	200,000
Issued and fully paid				
At 1 January	**153,235**	153,235	**153,235**	153,235
Issued and paid during the year	**23,111**	-	**23,111**	-
At 31 December	**176,346**	153,235	**176,346**	153,235

During the financial year, the Company's issued and paid up capital increased to RM176,346,464 with the issuance of 23,111,000 new ordinary RM1.00 shares as part consideration for the acquisition of the entire equity interest in Boustead Hotels & Resorts Sdn Bhd (formerly known as Optima Jaya Sdn Bhd). The new shares were issued on 19 February 2003.

24. RESERVES

Based on the estimated tax credits and tax exempt profit available, and the prevailing tax rates applicable to dividends, approximately RM209,837,000 of the retained profits of the Company are available for distribution by way of dividend without incurring additional tax liability.

	Group		Company	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
25. CASH AND CASH EQUIVALENTS				
Cash and bank balances	**82,530**	54,249	**2,570**	591
Overdrafts	**-**	(1,988)	**-**	(1,927)
	82,530	52,261	**2,570**	(1,336)
26. COMMITMENTS				
Capital expenditure				
- Authorised and contracted for	**221,413**	488	**648**	488
- Authorised but not contracted for	**5,431**	1,627	**963**	1,627

27. SIGNIFICANT EVENTS

(a) The Company's acquisition of the entire equity interest in Boustead Hotels & Resorts Sdn Bhd ("BHR") (formerly known as Optima Jaya Sdn Bhd) comprising 150,000 ordinary shares of RM1.00 each for a purchase consideration of RM150,000 and the settlement by SCB of BHR's debts of RM113,850,000 was completed on 27 February 2003 with the payment by SCB of cash amounting to RM10,000,500 and issuance by SCB of 23,111,000 ordinary shares of RM1.00 each at an agreed price of RM4.50 per share.

(b) During the financial year, the Company's issued and paid up capital increased to RM176,346,464 with the issuance of 23,111,000 new ordinary RM1.00 shares as part consideration for the acquisition of the entire equity interest in Boustead Hotels & Resorts Sdn Bhd (formerly known as Optima Jaya Sdn Bhd). The new shares were issued on 19 February 2003.

(c) Boustead Weld Court Sdn Bhd ("BWC") (formerly known as Weld Court Realty Sdn Bhd), a wholly owned subsidiary of SCB Developments Berhad, had on 6 November 2003 entered into sale and purchase agreements to purchase two (2) freehold residential properties and a leasehold warehouse from Boustead Holdings Berhad and its subsidiary companies Holiday Bath Sdn Bhd and Progress Castings (1982) Sdn Bhd for a total purchase consideration of RM34.850 million which was paid on 12 December 2003.

(d) On 17 November 2003, the Company announced the following:

(i) proposed rights issue of up to 48,168,248 new ordinary shares of RM1.00 each on the basis of one (1) new Rights Share for every four (4) existing ordinary shares held ("Proposed Rights Issue"); and

(ii) proposed bonus issue of up to 60,210,310 new ordinary shares of RM1.00 each on the basis of one (1) new Bonus Share for every four (4) existing ordinary shares held pursuant to the Proposed Rights Issue

collectively referred to as the Proposed Capital Raising Exercise.

The Proposed Capital Raising Exercise is subject to approvals being obtained from the relevant authorities and shareholders.

NOTES TO THE FINANCIAL STATEMENTS

28. RELATED PARTY TRANSACTIONS DISCLOSURES

At an Extraordinary General Meeting held on 14 April 2003, the Company obtained Shareholders' Mandate to allow the Group to enter into recurrent related party transactions of a revenue or trading nature.

In accordance with Section 4.1.5 of Practice Note No. 12/2001 of the Malaysia Securities Exchange Berhad Listing Requirements, the details of recurrent related party transactions conducted during the financial year ended 31 December 2003 pursuant to the Shareholders' Mandate are disclosed as follows:

Related Party	Interested Director/ Connected Person	Nature of Transactions	Value of Transactions RM'000
Boustead Holdings Berhad Group	Gen. (R) Tan Sri Dato' Mohd Ghazali Hj. Che Mat	Purchase of fertilizers by SCB Developments Berhad	2,876
	Tan Sri Dato' Lodin Wok Kamaruddin	Advertising services provided to SCB Developments Berhad Group	232
	Tuan Hj. Johari Muhamad Abbas	Construction work for Mutiara Rini Sdn Bhd	869
		General and plantation management services provided to SCB Developments Berhad Group	1,033
		Rental of office space from UK Realty Sdn Bhd and Boustead Weld Court Sdn Bhd	3,259
		Property management services provided by Boustead Weld Court Sdn Bhd	163
		Sale of fresh fruit bunches to Kuala Sidim Berhad and Boustead Heah Joo Seang Sdn Bhd	30,325
Affin Holdings Berhad Group	Gen. (R) Tan Sri Dato' Mohd Ghazali Hj. Che Mat	Rental of office space from UK Realty Sdn Bhd and SCB Developments Berhad	11,817
	Tan Sri Dato' Lodin Wok Kamaruddin	Professional services to SCB Developments Berhad	1,443
	Tuan Hj. Johari Muhamad Abbas		
Applied Agricultural Research Sdn Bhd	Gen. (R) Tan Sri Dato' Mohd Ghazali Hj. Che Mat	Agricultural research and advisory services to SCB Developments Berhad	1,855
	Tan Sri Dato' Lodin Wok Kamaruddin		
	Tuan Hj. Johari Muhamad Abbas		
Associates of Boustead Holdings Berhad	Gen. (R) Tan Sri Dato' Mohd Ghazali Hj. Che Mat	Rental of office space from UK Realty Sdn Bhd and Boustead Weld Court Sdn Bhd	2,666
	Tan Sri Dato' Lodin Wok Kamaruddin		
	Tuan Hj. Johari Muhamad Abbas		

28. RELATED PARTY TRANSACTIONS DISCLOSURES (CONT'D)

Related Party	Interested Director/ Connected Person	Nature of Transactions	Value of Transactions RM'000
Irat Hotel & Resorts Sdn Bhd	Dato' Ghazali Mohd Ali	Rental of office space from UK Realty Sdn Bhd	50
Arkitek MAA	Dato' Ghazali Mohd Ali	Architectural services to Mutiara Rini Sdn Bhd and Promenade Realty Sdn Bhd	3,336
Azzat & Izzat	En Azzat Kamaludin	Legal services to SCB Developments Berhad Group	64

Significant related party transactions other than disclosed above and elsewhere in the financial statements are as follows:

	Group		Company	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Insurance premium paid to an associate of Boustead Holdings Berhad, Royal & Sun Alliance (M) Bhd	**253**	360	**71**	81
Renovation work by a related company, Boustead Johan Edaran Sdn Bhd	**-**	226	**-**	-
Sale of development property to an associate of Boustead Holdings Berhad, UAC Bhd	**9,575**	-	**-**	-

The Directors are of the opinion that the above transactions are in the normal course of business and at terms mutually agreed between the parties.

NOTES TO THE FINANCIAL STATEMENTS

	Plantation RM'000	Property Development RM'000	Property Investment RM'000	Elimination RM'000	Total RM'000
29. SEGMENTAL REPORTING					
2003					
Revenue					
Group total sales - external	40,355	162,434	34,962	-	237,751
Results					
Segment result - external	19,702	81,580	15,697	-	116,979
Finance cost	-	(1,350)	(19,364)	18,798	(1,916)
Interest income	8,411	290	14,153	(18,798)	4,056
Share of results of associates	671	(65)	-	-	606
Profit before tax	28,784	80,455	10,486	-	119,725
Taxation					(32,778)
Profit after taxation					86,947
Minority interest					284
Net profit for the year					87,231
Other Information					
Segment assets	783,943	184,828	281,844		1,250,615
Associates	750	8,500	-		9,250
Total assets	784,693	193,328	281,844		1,259,865
Segment liabilities	40,007	60,072	16,028		116,107
Unallocated corporate liabilities					34,308
Total liabilities					150,415
Capital Expenditure	2,155	1,580	41,797		45,532
Depreciation	770	491	2,185		3,446
Other non-cash expense	270	-	62		332

29. SEGMENTAL REPORTING (CONT'D)

	Plantation RM'000	Property Development RM'000	Property Investment RM'000	Elimination RM'000	Total RM'000
2002					
Revenue					
Group total sales - external	27,756	174,355	23,091	-	225,202
Results					
Segment result - external	11,533	60,794	13,937	-	86,264
Finance cost	-	(1,292)	(7,081)	8,251	(122)
Interest income	8,012	153	3,858	(8,251)	3,772
Share of results of Associates	480	(58)	-	-	422
Profit before tax	20,025	59,597	10,714	-	90,336
Taxation					(27,658)
Profit after taxation					62,678
Minority interest					360
Net profit for the year					63,038
Other Information					
Segment assets	129,837	568,548	295,705		994,090
Associates	125	8,500	-		8,625
Total assets	129,962	577,048	295,705		1,002,715
Segment liabilities	54,248	250,377	3,629		308,254
Unallocated corporate liabilities					22,333
Total liabilities					330,587
Capital Expenditure	2,613	-	467		3,080
Depreciation	724	310	943		1,977
Other non-cash expense	-	-	1,316		1,316

NOTES TO THE FINANCIAL STATEMENTS

30. HOLDING COMPANIES

The holding company is Boustead Holdings Berhad, a company incorporated in Malaysia. The ultimate holding corporation is Lembaga Tabung Angkatan Tentera, a local statutory body established by the Tabung Angkatan Tentera Act, 1973.

31. CONTINGENT ASSET

The Company has lodged appeals against the valuations adopted by the Government on the compulsory acquisition of 1,996 hectares of estate land. The disputes on the quantum of any additional compensation have not been settled nor included in these financial statements.

32. PRIOR YEAR ADJUSTMENT

In accordance with MASB Standard No. 25 "Income Taxes", the Group has changed its accounting policy with respect to the recognition of deferred tax assets and liabilities. This change in accounting policy has been adopted retrospectively and has the following effects on the balance sheet:

	Group		Company	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Effect on retained profits:				
At 1 January, as previously stated	**328,150**	289,822	**300,500**	270,418
Effects of adopting MASB 25	**1,963**	1,963	**3,511**	3,511
At 1 January, as restated	**330,113**	291,785	**304,011**	273,929
Effect on revaluation reserve:				
At 1 January, as previously stated	**64,112**	64,226	**65,907**	65,907
Effects of adopting MASB 25	**(3,296)**	(3,296)	**(3,296)**	(3,296)
At 1 January, as restated	**60,816**	60,930	**62,611**	62,611

Comparative amounts as at 31 December 2002 have been restated as follows:

	Previously Stated RM'000	**Adjustments RM'000**	**Restated RM'000**
Group			
Deferred tax liabilities	7,566	1,333	8,899
Company			
Deferred tax liabilities	3,700	(215)	3,485

SCB GROUP

Name of Company	Principal Activities	Country of Incorporation	Paid up Capital	Group Interest 2003 %	Group Interest 2002 %
At 31 December 2003					
SUBSIDIARIES					
Boustead Hotels & Resorts Sdn Bhd (formerly known as Optima Jaya Sdn Bhd)	Ownership and management of hotel	Malaysia	RM75,000,000	**100**	-
Mutiara Rini Sdn Bhd	Property development	Malaysia	RM50,000,000	**100**	100
Promenade Realty Sdn Bhd	Property investment	Malaysia	RM50,000,000	**100**	100
UK Realty Sdn Bhd	Property investment	Malaysia	RM40,000,000	**100**	100
Boustead Weld Court Sdn Bhd (formerly known as Weld Court Realty Sdn Bhd)	Property investment	Malaysia	RM20,000,000	**100**	100
Akademi Pendidikan Pemandu (M) Sdn Bhd	Property development	Malaysia	RM5,000,000	**76**	76
Luboh Anak Batu Estates Sdn Bhd	Dormant	Malaysia	RM1,950,000	**100**	100
Nam Seng Bee Hoon Sendirian Berhad	Property investment	Malaysia	RM360,000	**100**	100
Apas Plaza Sdn Bhd	Dormant	Malaysia	RM250,000	**100**	100
Eng Han Sdn Bhd	Dormant	Malaysia	RM40,000	**100**	100
Mutiara Rini Linear DCP Sdn Bhd	Manufacture chilled water	Malaysia	RM10	**60**	-
Global Marketing Services Limited*	Dormant	British Virgin Islands	USD5,000	**100**	100
Boustead Ventures Limited*	Dormant	United Kingdom	£1,000	**100**	100
Boustead Hotel Management Services Limited*	Dormant	United Kingdom	£1,000	**100**	100
ASSOCIATES					
Damansara Entertainment Centre Sdn Bhd	Property investment	Malaysia	RM17,000,000	**50**	50
Applied Agricultural Research Sdn Bhd	Agricultural research	Malaysia	RM500,000	**25**	25

* *Subsidiaries not audited by Ernst & Young or their associates. Audited financial statements are not available.*

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors of Amsteel and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any information herein misleading.

Information relating to Boustead Properties group of companies was extracted from information in the Annual Report 2003 of Boustead Properties and other public sources or provided by the management of Boustead Properties. The responsibility of the Directors of Amsteel is therefore restricted to the accurate reproduction of the relevant information on the Boustead Properties Group as included in this Circular.

2. WRITTEN CONSENT

RHB Sakura has been appointed as Manager for the Proposed Disposal of Subject Shares. As Manager, RHB Sakura was not involved in the formulation of the terms and conditions of the Proposed Disposal of Subject Shares. Accordingly, RHB Sakura does not express any opinion on the Proposed Disposal of Subject Shares.

RHB Sakura has given and has not subsequently withdrawn its written consent to the inclusion of its name and all references thereto in the form and context in which they appear in this Circular.

3. MATERIAL LITIGATION

(a) Amsteel Group

Save as disclosed below, Amsteel Group is not engaged in any material litigation, claims or arbitration, either as plaintiff or defendant and the Directors of Amsteel have no knowledge of any proceedings pending or threatened against the Amsteel Group or of fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Amsteel Group, as at the date of this Circular:

(i) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No. 22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two strips of Land held by TR as registered lessee and claim special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, *inter alia*, the counterclaim for the cancellation of TR's two said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Claim. The matter is fixed on 12 October 2004 for case management.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

(ii) Tafco Development Sdn Bhd ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its land measuring approximately 807.9 acres ("Lands") to a lender ("Lender') as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charge Lands, the Lender would entitled to receive 70% of the proceeds since Ambang Maju is a 70% own subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged *inter alia* that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The court has fixed the hearing for an application by the Respondents to strike out the Original Petition on 16 August 2004.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Original Petition.

(iii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No.S1-22-546 of 2002 in the High Court of Malaya against Amsteel's 70% owned subsidiary, Ambang Maju.

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands) for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilised by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till the date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. A date to hear the matter has not been fixed.

The Directors have been advised that Ambang Maju has a defence to the claim.

(iv) In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, Amsteel Equity Capital Sdn Bhd ("AEC") claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. The case is fixed for case management on 3 November 2004.

The Directors have been advised that AEC has reasonable grounds for claims.

(v) In the High Court of Malaya at Shah Alam Suit No. MT4-22-101-98, AEC claimed against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) for contra losses amounting to RM23,756,771.52, interest amounting to RM150,647.20 as at 24 January 1998 and further interest at the rate of 14.75% on the principal sum of RM23,756,771.52 from 24 January 1998 till date of full settlement. Dato' Jerry Goh and Chew Kar Hooi (deceased) were guarantors of Lim Tee Keong. Summary Judgement against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) was obtained on 15 May 2002. The appeal against Summary Judgment filed on 22 May 2002 was dismissed on 15 July 2004.

The Directors have been advised that AEC has reasonable grounds for the claims.

(vi) In the High Court of Shah Alam Suit No. MT3-22-100-98, AEC claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). The matter is fixed for case management on 5 November 2004.

The Directors have been advised that AEC has reasonable grounds for the claims.

(vii) In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1092-98, AEC claimed against Rekapacific Berhad and Soh Chee Wen (as guarantor for Rekapacific Berhad) for contra losses amounting to RM42,947,573.60 and interest at the rate of 13.5% on the principal sum of RM42,947,573.60 from 3 April 1998 till date of full settlement. The matter is scheduled for hearing on 13, 14, 15 and 16 September 2004.

The Directors have been advised that AEC has reasonable grounds for the claims.

(viii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AEC claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. Promet Berhad's appeal against Summary Judgment is scheduled for hearing on 1 December 2004.

The Directors have been advised that AEC has reasonable grounds for the claims.

(ix) In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, AEC claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and the interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Lee Wye Keong were guarantors for Kam Hock Aun. Teong Teck Leng has been declared bankrupt and AEC has applied to the Official Assignee for sanction to proceed with AEC's claim against Teong Teck Leng. On the mention date of 18 April 2002, the Court directed that a trial date be fixed only after AEC obtains the sanction of the Official Assignee to proceed in its claim against Teong Teck Leng. AEC is in the process of obtaining the sanction from the Official Assignee.

The Directors have been advised that AEC has reasonable grounds for the claims.

(x) In the High Court of Malaya at Shah Alam Suit No. MT2-22-57-98, AEC claimed against Chong Kiew Fong for contra losses amounting to RM8,296,285.37 and interest at the rate of 14.75% on RM8,296,285.37 from 6 February 1998 till date of full settlement. Summary Judgment was obtained by AEC against Chong Kiew Fong on 10 August 1999. Chong Kiew Fong had filed an appeal against the Summary Judgment and a date to hear the appeal has not been fixed.

The Directors have been advised that AEC has reasonable grounds for the claims

(xi) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against AEC and nine (9) others wherein it was alleged, *inter alia*, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is fixed for case management on 29 July 2004.

The Directors have been advised that AEC has a defence to the claim.

(b) Boustead Properties Group (as extract from Boustead Properties' Circular to Shareholders dated 12 March 2004)

As at 12 March 2004, the Directors of Boustead Properties confirm that Boustead Properties and its subsidiary companies are not engaged in any material litigation, claims or arbitration either as plaintiff or defendant, and the Directors of Boustead Properties do not have any knowledge of any proceedings pending or threatened against Boustead Properties and/or its subsidiary companies, or any facts likely to give rise to any proceedings which might materially and adversely affect the financial position or business of Boustead Properties and/or its subsidiary companies.

4. MATERIAL CONTRACTS

(a) Amsteel Group

Save as disclosed below, there are no contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by the Amsteel Group within the two years preceding the date of this Circular:

(i) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad[a] of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that Akurjaya Sdn Bhd shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(ii) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad[b] to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

(iii) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad[c], Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad[d] of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(iv) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Lion Land Berhad Group in the People's Republic of China upon the terms therein contained.

(v) Deed of Assignment dated 10 September 2002 between Amsteel Corporation Berhad of the one part and Johor Corporation of the other part, wherein Amsteel Corporation Berhad assigns absolutely to Johor Corporation advances made to or on behalf of Lion Gateway Parade Sdn Bhd in the sum of RM49,000,000.00 as at 30 June 2000 together with the full right and benefit thereto and all remedies for enforcing the same in accordance with the provisions of the Exchange of Assets Agreement dated 13th February 2001 between Amsteel Corporation Berhad, Johor Corporation, Ayer Keroh Resort Sdn Bhd and Amsteel Mills Sdn Bhd.

(vi) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd of one part and Zhu Feng Chang of the other part ("eCyberChina Share Sale Agreement") whereby Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd shall dispose of 241,615,000 ordinary shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina")("eCyberChina Shares") to Zhu Feng Chang for a cash consideration of HK$17,000,000.00.

(vii) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte. Ltd. and ICEA Capital Limited ("CIL Share Sale Agreement") whereby Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte. Ltd. shall dispose of to ICEA Capital Limited all the new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL Shares") of approximately 1,512,356,160 new CIL Shares to be received pursuant to a scheme of arrangement proposed by CIL Holdings Limited to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte. Ltd. in settlement of debts owing by CIL Holdings Limited for a cash consideration of HK$11,000,000.00.

(viii) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Ke Jun Xiang of the other part whereby the parties thereto had agreed that Ke Jun Xiang shall guarantee the performance of the obligations of ICEA Capital Limited under the CIL Share Sale Agreement.

(ix) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd of one part and Ke Jun Xiang of the other part whereby the parties thereto had agreed that Ke Jun Xiang shall guarantee the performance of the obligations of Zhu Feng Chang under the eCyberChina Share Sale Agreement.

(x) Share Charge Deed and Escrow Agreement both dated 20 December 2002 made between Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte. Ltd. of the one part and Ke Jun Xiang and Trade Honour Limited of the other part whereby the parties thereto had agreed that Ke Jun Xiang and Trade Honour Limited shall charge or procure to charge an aggregate of 2,350,000,000 CIL Holdings Limited Shares in favour of Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte. Ltd. to secure the performance of the obligations of Zhu Feng Chang under the eCyberChina Share Sale Agreement.

(xi) Second Supplemental Agreement dated 7 January 2003 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn Bhd of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd for a consideration of RM1,915,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group, to include that the consideration be revised to RM1,825,200.00.

(xii) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn Bhd of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each in Akurjaya Sdn Bhd for a consideration of RM399,276,545.00, to include that the number of shares in Akurjaya Sdn Bhd to be sold be revised to 19,050,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn Bhd and that the consideration be revised to RM385,506,545.00 to be satisfied by an issuance of 385,506,545 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(xiii) Fourth Supplemental Agreement dated 7 January 2003 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Umatrac Enterprises Sdn Bhd of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares, to include that the consideration be revised to RM1,825,200.00 to be satisfied by an issuance of 1,825,200 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(xiv) Fifth Supplemental Agreement dated 7 January 2003 between Akurjaya Sdn Bhd, Amsteel Corporation Berhad and Crystavel Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 8 July 2002) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each, disposal by Crystavel Sdn Bhd of 49,000,000 Preference "D" Shares of RM0.01 each and the disposal by Amsteel Corporation Berhad of 26,670,000 Preference "F" Shares of RM0.01 each, all in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a total consideration of RM1,007,921,816.00, to include that the satisfaction of the purchase consideration be revised to be by RM0.01 million cash; an issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 53.93 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 156.19 million new Lion Corporation Berhad shares of RM1.00 each at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(xv) Third Supplemental Agreement dated 7 January 2003 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001 and the Second Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that (i) the number of shares to be sold be revised to 3,418,860 representing 100% equity interest in Lion Plaza Sdn Bhd; and (ii) satisfaction of purchase consideration be revised to be by RM0.76 million cash and an issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Amsteel Corporation Berhad bonds together with up to 1.48 million detachable new ordinary shares of RM1.00 each in Amsteel Corporation Berhad as equity kicker shares.

(xvi) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the satisfaction of purchase consideration be revised to be by RM0.003 million cash; an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 13.94 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 40.36 million new Lion Corporation Berhad shares at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(xvii) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

(xviii) Trust Deed dated 10 March 2003 between Amsteel Corporation Berhad of the one part and Bumiputra-Commerce Trustee Berhad of the other part, whereby Bumiputra-Commerce Trustee Berhad shall hold all proceeds received by it from Amsteel Corporation Berhad and its subsidiaries upon trust for each and every RM bondholder in relation to the issuance by Amsteel Corporation Berhad of up to RM194,649,008 only nominal value of zero coupon redeemable secured class A(1) bonds, RM420,597,684 only nominal value of zero coupon redeemable secured class A(2) bonds, RM424,232,925 only nominal value of zero coupon redeemable secured class B(a) bonds, RM53,524,897 only nominal value of zero coupon redeemable secured class B(b) bonds and RM340,048,996 only nominal value of zero coupon redeemable secured class C bonds.

(xix) Priority and Security Sharing Agreement dated 14 March 2003 between Amsteel Corporation Berhad of the first part, Amsteel Harta (L) Limited as the special purpose vehicle of the second part, Bumiputra-Commerce Trustee Berhad as trustee of the third part, RHB Bank (L) Ltd. as the facility agent of the fourth part, RHB Sakura Merchant Bankers Berhad as the security trustee of the fifth part and the parties listed therein as the security parties of the sixth and last part, whereby RHB Sakura Merchant Bankers Berhad as security trustee for and on behalf of the RM bondholders and USD debt holders shall hold the security over all amounts payable under and in relation to the issuance by Amsteel Corporation Berhad of up to RM194,649,008 only nominal value of zero coupon redeemable secured class A(1) bonds, RM420,597,684 only nominal value of zero coupon redeemable secured class A(2) bonds, RM424,232,925 only nominal value of zero coupon redeemable secured class B(a) bonds, RM53,524,897 only nominal value of zero coupon redeemable secured class B(b) bonds and RM340,048,996 only nominal value of zero coupon redeemable secured class C bonds and USD268,608,917 class A(1) special purpose vehicle debts, USD3,204,621 class A(2) special purpose vehicle debts and USD290,459,113 class B special purpose vehicle debts and USD194,328,436 class C special purpose vehicle debts.

(xx) SPV Facility Agreement dated 14 March 2003 between Amsteel Harta (L) Limited as the special purpose vehicle ("the SPV") of the first part, the parties listed therein as the SPV debt holders of the second part and RHB Bank (L) Ltd. as facility agent of the third and last part, whereby the SPV, a wholly-owned subsidiary of Amsteel Corporation Berhad, will restructure and reschedule certain debts owing to the SPV debt holders into consolidated and rescheduled debts with the aggregate principal amount of USD756,601,087.

(xxi) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte. Ltd., Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte. Ltd. of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part for the acquisition by Lion Diversified Holdings Berhad of:

(a) 14,800,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Venture Pte. Ltd. from Natvest Parkson Sdn Bhd (20%), Sukhothai Food Sdn Bhd (18.2%), Parkson Retail Consulting and Management Sdn Bhd (11.8%), LLB Nominees Sdn Bhd (20%) and Lion Asia Investment Pte. Ltd. (30%);

(b) 10,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Investment Pte. Ltd. from Natvest Parkson Sdn Bhd (18%), Sukhothai Food Sdn Bhd (27%), Parkson Retail Consulting and Management Sdn Bhd (7%), LLB Nominees Sdn Bhd (18%) and Lion Asia Investment Pte. Ltd. (30%);

(c) 100 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Supplies Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%);

(d) 1,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Glomart Pte. Ltd. from Timuriang Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%);

(e) 2 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Pacific Pte. Ltd. from Angkasa Marketing (Singapore) Pte. Ltd.;

(f) 50,000,002 ordinary shares of RM1.00 each representing 100% equity interest in Parkson Corporation Sdn Bhd from Timuriang Sdn Bhd;

(g) 500,000 ordinary shares of RM1.00 each representing 100% equity interest in Xtra Supercenter Sdn Bhd from Timuriang Sdn Bhd;

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value:

(h) 2 ordinary shares of RM1.00 each representing 100% equity interest in Serbadagang Holdings Sdn Bhd from Timuriang Sdn Bhd;

(i) 4,500,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Management Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%); and

(j) 2 ordinary shares of HK$1.00 each representing 100% equity interest in Exonbury Limited from Ambang Jaya Sdn Bhd (50% of the shares are held through Benavon Nominee Limited);

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value of 5-Year 2% redeemable convertible unsecured loan stock payable by Lion Diversified Holdings Berhad to Amsteel Corporation Berhad, Lion Asia Investment Pte. Ltd. and LLB Nominees Sdn Bhd.

(xxii) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Corporation Berhad, Angkasa Marketing (Singapore) Pte. Ltd. and Umatrac Enterprises Sdn Bhd (collectively, "the Vendors") of the one part and LDH (S) Pte. Ltd., a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the other part, for the acquisition by LDH (S) Pte. Ltd. of up to a maximum of 226,849,626 ordinary shares of RM1.00 each representing approximately 24.68% equity interest in Lion Corporation Berhad which are not accepted by the eligible shareholders of Lion Corporation Berhad (i.e. excluding Tan Sri William Cheng Heng Jem and Datuk Cheng Yong Kim and parties acting in concert with them) pursuant to a renounceble restricted offer for sale of the 226.8 million ordinary shares of RM1.00 each in Lion Corporation Berhad to be undertaken by the Vendors, at the price of RM1.00 per share in cash.

(xxiii) Put and Call Option Agreement dated 6 September 2003 between Tan Sri Cheng Heng Jem, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang, Amsteel Corporation Berhad, Lion Industries Corporation Berhad and Lion Asia Investment Pte. Ltd., whereby in consideration of the sum of RM1.00 only paid by Amsteel Corporation Berhad, Lion Industries Corporation Berhad and Lion Asia Investment Pte. Ltd. to Tan Sri Cheng Heng Jem, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang and vice versa and in further consideration of the mutual agreements contained in therein, the parties agreed, inter alia that:

(1) Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim ("Grantors") grant Amsteel Corporation Berhad a double put option to require the Grantors to purchase; and

(2) Amsteel Corporation Berhad grant the Grantors a multiple call option to purchase;

a total of RM92,630,000 5-Year 2% redeemable convertible unsecured loan stocks at the nominal value of RM1.00 each to be issued by Lion Diversified Holdings Berhad pursuant to the Sale and Purchase of Shares Agreement dated 6 September 2003 ("LDHB RCULS") (including such shares converted from the LDHB RCULS ("LDHB Shares")), at the consideration to be calculated as follows:

(a) in respect of the LDHB RCULS, at the aggregate nominal value for each of the LDHB RCULS plus interest less coupon paid at the exercise date; and

(b) in respect of the LDHB Shares, such number of LDHB Shares times the conversion price plus interest less dividend paid as at the exercise date.

(xxiv) Conditional Sale and Purchase Agreement dated 16 December 2003 entered between Lion Mahkota Parade Sdn Bhd, a 99.99% owned subsidiary of Lion Diversified Holdings Berhad, Ayer Keroh Resort Sdn Bhd and Hektar Black Sdn Bhd for the sale of the shopping mall known as Mahkota Parade together with the leasehold land measuring approximately 13.1 acres which is held under H.S. (D) 49714, PT 501, Town Area XLII, District of Melaka Tengah, Melaka for a cash consideration of RM146.59 million.

(xxv) Supplemental Agreement dated 25 March 2004 between Amsteel Group Vendors (comprising Ambang Jaya Sdn. Bhd., Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte. Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part to the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transaction contemplated in the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003.

(xxvi) Supplemental Trust Deed dated 29 March 2004 between Amsteel Corporation Berhad and Bumiputra-Commerce Trustee Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption date of 31 December 2003 and the amounts payable to the bondholders.

Notes:

(a) Lion Land Berhad changed its name to Lion Industries Corporation Berhad with effect from 18 February 2003.
(b) Chocolate Products (Malaysia) Berhad changed its name to Lion Diversified Holdings Berhad with effect from 10 December 2003.
(c) Posim Berhad changed its name to Lion Forest Industries Berhad with effect from 20 May 2003.
(d) Angkasa Marketing Berhad changed its name to Silverstone Corporation Berhad with effect from 18 February 2003.

(b) Boustead Properties Group (as extract from Boustead Properties' Circular to Shareholders dated 12 March 2004)

Save as disclosed below, there are no other contracts which are or may be material (not being contracts entered into in the ordinary course of business) which have been entered into by Boustead Properties or its subsidiary companies within the past two (2) years immediately preceding 12 March 2004:

(i) Boustead Properties has on 31 December 2002 entered into various agreements (as the Issuer) in relation to the Proposed Fund Raising Programme of up to RM300 million comprising RM30 million Islamic Commercial Papers ("CPs"), RM190 million Islamic Bonds ("IBs") and RM80 million Redeemable Convertible Bonds ("RCBs"). The said agreements entered into are as follows:

(a) Trust Deed (CPs/BAIDS) with AmTrustee Berhad as the Trustee;
(b) BAIDS Facility Agreement with Affin Merchant as the BAIDS Lead Arranger/BAIDS Facility Agent/BAIDS Primary Subscriber;
(c) Depository and Paying Agency Agreement with AmTrustee Berhad as the Trustee, Bank Negara Malaysia as the Central Depository/Paying Agent and Affin Merchant as BAIDS Lead Arranger;
(d) Security Agency Agreement with Boustead Properties, Mutiara Rini Sdn Bhd, UK Realty Sdn Bhd and Boustead Weld Court Sdn Bhd *(formerly known as Weld Court Realty Sdn Bhd)* as the Assignors, AmTrustee Berhad as the Trustee and Affin Merchant as the Security Agent;

(e) Al-Murabahah Commercial Paper Programme Agreement with Affin Merchant as the CP Lead Arranger/CP Facility Agent/CP Issue Agent/CP Paying Agent;

(f) CP Depository Agreement (in respect of the Al Murabahah Commercial Paper Programme of up to RM30 million) with AmTrustee Berhad as the Trustee and Affin Merchant as the CP Depository/CP Paying Agent;

(g) CP Agency Agreement (in respect of the Al Murabahah Commercial Paper Programme of up to RM30 million) with Affin Merchant as the CP Issue Agent/CP Paying Agent;

(h) Boustead Properties Assignment with Affin Merchant as the Security Agent/Facility Agent.

The following agreements were also entered into on 31 December 2002 in relation to the Proposed Fund Raising Programme;

(a) Mutiara Rini Sdn Bhd Assignment between Mutiara Rini Sdn Bhd as the Assignor and Affin Merchant as the Security Agent/Facility Agent;

(b) UK Realty Sdn Bhd Assignment between UK Realty Sdn Bhd as the Assignor and Affin Merchant as the Security Agent/Facility Agent; and

(c) Boustead Weld Court Sdn Bhd Assignment between Boustead Weld Court Sdn Bhd as the Assignor and Affin Merchant as the Security Agent/Facility Agent.

The following agreements were subsequently entered into by Boustead Properties in relation to the RCB:

(a) RCB Subscription Agreement dated 20 June 2003 between Boustead Properties as the issuer and Affin Merchant as the Primary Subscriber/Lead Arranger/facility Agent;

(b) Amended and Restated Trust Deed (RCB) dated 27 June 2003 with AmTrustee Berhad as the Trustee; and

(c) Depository and Paying Agency Agreement dated 27 June 2003 with AmTrustee Berhad as the Trustee, Bank Negara Malaysia as the Central Depository/Paying Agent and Affin Merchant as RCB Lead Arranger.

The said programme is secured by the assignment of the progress billings from Mutiara Damansara and Mutiara Rini projects, assignment of Escrow Accounts, assignment of Profit Service Account and assignment of Principal Service Reserve Account. The approval of the SC for the CPs and IBs was obtained on 24 December 2002 and the approval from the SC for the RCBs was obtained on 16 January 2003. The tenure of the said programme ranges from one (1) to five (5) years. Money raised from the said programme shall be utilised to repay some the Boustead Properties Group's short-term bank borrowings and inter-company loans and also to meet the working capital requirements of the ongoing Mutiara Damansara and Mutiara Rini projects.

(ii) Mutiara Rini Sdn Bhd ("MRSB"), a wholly-owned subsidiary of Boustead Properties had, on 9 January 2003 entered into a joint venture agreement ("JV Agreement") with Linear Corporation Berhad ("Linear") to construct, own and operate a district cooling plant ("Plant") to provide air conditioning services to "The Curve", a pedestrianised retail shopping mall and Cineleisure Complex, an entertainment complex situated within Mutiara Damansara, a mixed residential and commercial development by MRSB and situated in the Mukim of Sungai Buloh, Daerah Petaling, Negeri Selangor Darul Ehsan ("the Project"). Pursuant to the JV Agreement, a joint venture company, Boustead Linear Corporation Sdn Bhd *(formerly known as Mutiara Rini Linear DCP Sdn Bhd)* ("JV Company") has been set up to undertake the Project with 60% equity held by MRSB and 40% by Linear. The JV Company shall appoint a wholly owned subsidiary of Linear ("the Contractor") to design and build the Plant on a turnkey basis for a sum not exceeding RM32 million. Upon completion of the Plant, the JV Company shall appoint the Contractor to manage the Plant for an initial term of 5 years.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours on any working day from the date of this Circular up to and including the date of the EGM:

(a) Memorandum and Articles of Association of Amsteel and Boustead Properties;

(b) Audited consolidated financial statements of Amsteel for the past 3 financial years ended 30 June 2003 and unaudited consolidated financial statements for the 9 month ended 31 March 2004;

(c) Audited consolidated financial statements of Boustead Properties for the past 3 financial years ended 31 December 2003 and unaudited consolidated financial statements for the 3 month ended 31 March 2004;

(d) the letter of consent referred to in Section 2 above;

(e) the Cause Papers of the Court Proceedings referred to in Section 3 above; and

(f) the material contracts referred to in Section 4 above.

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 16 August 2004 at 9.30 a.m., for the purpose of considering, and if thought fit, passing the following resolution as an Ordinary Resolution:

PROPOSED DISPOSAL OF UP TO 20,002,700 ORDINARY SHARES OF RM1.00 EACH FULLY PAID IN BOUSTEAD PROPERTIES BERHAD (FORMERLY KNOWN AS SCB DEVELOPMENTS BERHAD) FOR CASH, REPRESENTING APPROXIMATELY 11% OF THE CURRENT ISSUED AND PAID-UP SHARE CAPITAL OF BOUSTEAD PROPERTIES BERHAD THROUGH THE OPEN MARKET OR PLACEMENTS

"THAT approval be and is hereby given for Amsteel Corporation Berhad ("Amsteel") to dispose of up to 20,002,700 ordinary shares of RM1.00 each fully paid in Boustead Properties Berhad *(formerly known as SCB Developments Berhad)* ("Boustead Properties") ("Boustead Properties Shares") (inclusive where applicable of (i) any new shares in Boustead Properties arising from an alteration of the existing par value of the Subject Shares pursuant to any consolidation, subdivision or conversion of the Subject Shares, (ii) any additional new shares in Boustead Properties arising from an issue by Boustead Properties to its shareholders credited as fully paid by way of capitalisation of profits or reserves, attributable to the Subject Shares, (iii) any capital distribution by Boustead Properties to its shareholders, attributable to the Subject Shares, and/or (iv) any entitlements to any issue of shares or securities by Boustead Properties, attributable to the Subject Shares) at price(s) which shall not be more than 10% discount to the 5-day weighted average market prices of the Boustead Properties Shares preceding the relevant date(s) of the disposal(s) through the open market or placement(s) ("Share Disposal Mandate") AND THAT authority be and is hereby given to the Directors of the Company to do all such acts and things as they may consider expedient or necessary or in the interest of the Company to give effect to the Share Disposal Mandate and that such authority shall continue to be in force from the date this resolution is passed until 31 December 2009."

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries
Kuala Lumpur
30 July 2004

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No./Company No..

of ....

being a member / members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

I.C. No ....

of ....

or failing whom ....

I.C. No ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 16 August 2004 at 9.30 a.m. or at any adjournment thereof.

ORDINARY RESOLUTION	FOR	AGAINST
PROPOSED DISPOSAL OF UP TO 20,002,700 ORDINARY SHARES OF RM1.00 EACH FULLY PAID IN BOUSTEAD PROPERTIES BERHAD FOR CASH, REPRESENTING APPROXIMATELY 11% OF THE CURRENT ISSUED AND PAID-UP SHARE CAPITAL OF BOUSTEAD PROPERTIES BERHAD THROUGH THE OPEN MARKET OR PLACEMENTS		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this ... ...day of... 2004

No. of shares... ... ...   Signed: ... ...

In the presence of: ... ...

Representation at Meeting

- A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

- Form of Proxy sent through facsimile transmission shall not be accepted.

PRINTED MATTER

Bayaran Pos Jelas
Postage Paid
Pusat Mel Bukit Raja
Malaysia
No. SEL 0259

If undelivered, please return to:

SECRETARIAL COMMUNICATIONS SDN. BHD. (92040-W)
Level 46, Menara Citibank,
165, Jalan Ampang,
50450 Kuala Lumpur